As filed with the Securities and Exchange Commission on December 29, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Primo Water Corporation

(Exact name of registrant as specified in its charter)

Delaware	30-0278688
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

104 Cambridge Plaza Drive

Winston-Salem, North Carolina 27104

(336) 331-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark Castaneda

Chief Financial Officer

Primo Water Corporation

104 Cambridge Plaza Drive

Winston-Salem, North Carolina 27104

(336) 331-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Sean M. Jones

Patrick J. Rogers

K&L Gates LLP

214 North Tryon Street, 47th Floor

Charlotte, North Carolina 28202

(704) 331-7400

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark if the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered (1) (2)	Proposed Maximum Offering Price per Unit (1) (2)	Proposed Maximum Aggregate Offering Price (1) (2) (3)	Amount of Registration Fee
Common Stock, par value $0.001 per share	—	—	—	—
Preferred Stock, par value $0.001 per share	—	—	—	—
Debt Securities	—	—	—	—
Warrants	—	—	—	—
Rights	—	—	—	—
Units (4)	—	—	—	—
Total for sale by Registrant	—	—	$75,000,000	$8,595 (5)

(1)	Pursuant to General Instruction II.D of Form S-3, this information is not specified as to each class of securities to be registered. There is being registered hereby such indeterminate number of the securities of each identified class as may from time to time be issued at indeterminate prices. Securities registered hereby may be offered for U.S. dollars or the equivalent thereof in foreign currencies. Securities registered hereunder may be sold separately, together or in units with other securities registered hereunder.

(2)	The securities being registered hereby may be convertible into or exchangeable or exercisable for other securities of any identified class. In addition to the securities that may be issued directly under this registration statement, there is being registered hereunder such indeterminate aggregate number or amount, as the case may be, of the securities of each identified class as may from time to time be issued upon the conversion, exchange, settlement or exercise of other securities offered hereby (including, without limitation, upon adjustment of the conversion or exchange rate thereof). Separate consideration may or may not be received for securities that are issued upon the conversion or exercise of, or in exchange for, other securities offered hereby.

(3)	The proposed maximum aggregate offering price has been estimated solely to calculate the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(4)	Consisting of some or all of the securities listed above, in any combination, including common stock, preferred stock, debt securities and warrants.

(5)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 29, 2011

$75,000,000

Common Stock

Preferred Stock

Debt Securities

Warrants

Rights

Units

This prospectus relates to common stock, preferred stock, debt securities, warrants, rights and units that we may sell from time to time in one or more offerings up to a total public offering price of $75,000,000 on terms to be determined at the time of sale. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement for those securities.

Our common stock trades on the NASDAQ Global Market under the symbol “PRMW.”

These securities may be sold directly by us, through dealers or agents designated from time to time, to or through underwriters or through a combination of these methods. See “Plan of Distribution” in this prospectus. We may also describe the plan of distribution for any particular offering of these securities in any applicable prospectus supplement. If any dealers, agents or underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements with them in a prospectus supplement. The net proceeds we expect to receive from any such sale will also be included in a prospectus supplement.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD REVIEW CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING “RISK FACTORS” CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT AND ANY RELATED FREE WRITING PROSPECTUS, AND UNDER SIMILAR HEADINGS IN OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. SEE “RISK FACTORS” ON PAGE 1 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2011.

PROSPECTUS SUMMARY

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf process, we may from time to time sell any combination of securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

When acquiring any securities discussed in this prospectus, you should rely on the information provided in this prospectus and the prospectus supplement, including the information incorporated by reference. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the securities in any state where such an offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of those documents. You should also carefully review the section entitled “Risk Factors”, which highlights certain risks associated with an investment in our securities, to determine whether an investment in our securities is appropriate for you.

Unless otherwise indicated, references in this prospectus to “Primo”, the “Company”, “we”, “us” and “our” are to Primo Water Corporation and its subsidiaries.

RISK FACTORS

Investing in our securities involves risk. See the risk factors described in our Annual Report on Form 10-K for our most recent fiscal year (together with any material changes thereto contained in subsequently filed Quarterly Reports on Form 10-Q) and those contained in our other filings with the SEC, which are incorporated by reference in this prospectus and any accompanying prospectus supplement.

The prospectus supplement applicable to each type or series of securities we offer may contain a discussion of risks applicable to the particular types of securities that we are offering under that prospectus supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the caption “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus. These risks could materially affect our business, results of operations or financial condition and cause the value of our securities to decline. You could lose all or part of your investment.

THE COMPANY

We are a rapidly growing provider of multi-gallon purified bottled water, self-serve filtered drinking water and water dispensers sold through major retailers in the United States and Canada. Our business is designed to generate recurring demand for Primo purified bottled water through the sale of innovative water dispensers. Once our bottled water is consumed using a water dispenser, empty bottles are either exchanged at our recycling center displays, which provide a recycling ticket that offers a discount toward the purchase of a new bottle of Primo purified water (exchange services), or they can be refilled at a self-serve filtered drinking water vending location (refill services). We provide major retailers throughout the United States and Canada with single-vendor solutions for exchange services and refill services. Our solutions are easy for retailers to implement, require minimal customer management supervision and store-based labor and provide centralized billing and detailed performance reports. As of September 30, 2011, our water services were offered in each of the contiguous United States and Canada at approximately 16,400 retail locations, including Lowe’s Home Improvement, Wal-Mart, Kroger, Safeway, Albertsons and Walgreens.

We were incorporated as a Delaware corporation on October 20, 2004. Our headquarters are located at 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104 and our telephone number is (336) 331-4000.

INCORPORATION BY REFERENCE

This prospectus “incorporates by reference” certain information that we have filed with the SEC under the Securities Exchange Act of 1934. This means we are disclosing important information to you by referring you to those documents. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is terminated:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010 as filed on March 30, 2011;

•

The portions of our definitive Proxy Statement on Schedule 14A for our 2011 Annual Meeting of Stockholders, filed with the SEC on April 26, 2011, that are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed on May 13, 2011;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed on August 12, 2011;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed on November 10, 2010;

•

Current Reports on Form 8-K filed on March 9, 2011, April 12, 2011, May 19, 2011, June 22, 2011, and November 29, 2011 (other than the portions of those documents furnished but deemed not to have been filed); and

•

The description of the Company’s Common Stock contained in the Company’s Registration Statement on Form 8-A, filed with the SEC pursuant to Section 12(b) of the Exchange Act on August 11, 2010, including any further amendment or report filed hereafter for the purpose of updating such description.

You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document. All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) (Exchange Act File No. 001-34850) of the Exchange Act after the date of this prospectus or after the date of the registration statement of which this prospectus forms a part and prior to the termination of the offering will be deemed to be incorporated in this prospectus by reference and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D. C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding issuers, such as Primo Water Corporation (www.sec.gov). Our web site is located at www.primowater.com. The information contained on our web site is not part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

We will provide, upon written or oral request, without charge to you, including any beneficial owner to whom this prospectus is delivered, a copy of any or all of the documents incorporated herein by reference other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct a request for copies to us at Attention: Secretary, 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104 or you may call us at (336) 331-4000.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this prospectus or incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements include information concerning our possible future results of operations, business strategies, competitive position, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in the “Risk Factors” section and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus, the documents incorporated herein by reference and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We currently intend to use the estimated net proceeds from the sale of these securities for general corporate and working capital purposes. We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from the sale of these securities. Our plans to use the estimated net proceeds from the sale of these securities may change, and if they do, we will update this information in a prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

Our earning are inadquate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods indicated.

	Nine Months Ended September 30, 2011	Fiscal Year Ended December 31,
		2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges	—	—	—	—	—	—
Deficiency of Earnings to Cover Fixed Charges	$(5,921)	$(12,893)	$(8,174)	$(13,608)	$(12,170)	$(10,608)

DESCRIPTION OF COMMON STOCK WE MAY OFFER

The following summary description of our common stock is based on the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law. This information is a summary and may not be complete in all respects. For information on how to obtain copies of our amended and restated certificate of incorporation and amended and restated bylaws, see the discussion above under the heading “Where You Can Find More Information.”

We may offer our common stock directly or upon the conversion of debt securities, preferred stock or units and the exercise of warrants or rights.

Authorized Capital

We currently have authority to issue 70,000,000 shares of our common stock, par value $0.001 per share. As of December 29, 2011, 23,714,054 shares of our common stock were issued and outstanding.

Voting Rights

Except as otherwise required by Delaware law, at every annual or special meeting of stockholders, every holder of common stock is entitled to one vote per share. There is no cumulative voting in the election of directors.

Dividend Rights

Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our Board of Directors out of funds legally available for the payment of dividends. We have never paid or declared cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to finance the development and expansion of our business. We do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon various factors, including our results of operations, financial condition, capital requirements, investment opportunities and other factors that our Board of Directors deems relevant.

Liquidation and Preemptive Rights

In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or other subscription rights.

Our outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

DESCRIPTION OF PREFERRED STOCK WE MAY OFFER

This section describes the general terms and provisions of the preferred stock we may offer. This information is a summary and may not be complete in all respects. The specific terms of any series will be described in a prospectus supplement or a free writing prospectus, as applicable. The specific terms of the preferred stock as described in a prospectus supplement or free writing prospectus will supplement and, if applicable, may modify or replace the general terms described in this section. Any series of preferred stock we issue will be governed by our amended and restated certificate of incorporation and by any certificate of designations relating to that series. We will file any amendment to our amended and restated certificate of incorporation and any certificate of designations with the SEC and incorporate it by reference as an exhibit to our registration statement at or before the time we issue any preferred stock of that series.

Authorized Preferred Stock

Our amended and restated certificate of incorporation authorizes us to issue 10,000,000 shares of undesignated preferred stock, par value $0.001 per share. We may issue preferred stock from time to time in one or more series, without shareholder approval, when authorized by our Board of Directors.

Our Board of Directors’ ability to authorize, without shareholder approval, the issuance of preferred stock with conversion and other rights, may adversely affect the rights of holders of our common stock or other series of preferred stock that may be outstanding.

No shares of our preferred stock are currently issued and outstanding.

Specific Terms of a Series of Preferred Stock

The preferred stock we may offer will be issued in one or more series. The preferred stock will have the dividend, liquidation, redemption and voting rights discussed below, unless otherwise described in a prospectus supplement relating to a particular series. A prospectus supplement will discuss the following features of the series of preferred stock to which it relates:

•	the designations and stated value per share;

•	the number of shares offered;

•	the amount of liquidation preference per share;

•	the public offering price at which the preferred stock will be issued;

•	the dividend rate, the method of its calculation, the dates on which dividends would be paid and the dates, if any, from which dividends would cumulate;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights; and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

Rank

Unless otherwise stated in the prospectus supplement, the preferred stock will have priority over our common stock with respect to dividends and distribution of assets, but will rank junior to all our outstanding indebtedness for borrowed money. Any series of preferred stock could rank senior, equal or junior to our other capital stock, as may be specified in a prospectus supplement, as long as our amended and restated certificate of incorporation so permits.

Dividends

Holders of each series of preferred stock shall be entitled to receive cash dividends to the extent specified in the prospectus supplement when, as and if declared by our Board of Directors, from funds legally available for the payment of dividends. The rates and dates of payment of dividends of each series of preferred stock will be stated in the prospectus supplement. Dividends will be payable to the holders of record of preferred stock as they appear on our books on the record dates fixed by our Board of Directors. Dividends on any series of preferred stock may be cumulative or non-cumulative, as discussed in the applicable prospectus supplement.

Convertibility

Shares of a series of preferred stock may be exchangeable or convertible into shares of our common stock, another series of preferred stock or other securities or property. The conversion or exchange may be mandatory or optional. The prospectus supplement will specify whether the preferred stock being offered has any conversion or exchange features, and will describe all the related terms and conditions.

Redemption

The terms, if any, on which shares of preferred stock of a series may be redeemed will be discussed in the applicable prospectus supplement.

Liquidation

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Primo, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount described in the related prospectus supplement. These distributions will be made before any distribution is made on any securities ranking junior to the preferred stock with respect to liquidation, including our common stock. If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of that series will share ratably in proportion to the full liquidation preferences of each security. If the liquidation amounts payable are insufficient to pay any distribution to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights, the holders of the preferred stock of that series will receive nothing. Holders of our preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting

The holders of preferred stock of each series will have no voting rights, except as required by law and as described below or in a prospectus supplement. Our Board of Directors may, upon issuance of a series of preferred stock, grant voting rights to the holders of that series to elect additional board members if we fail to pay dividends in a timely fashion.

Without the affirmative vote of a majority of the shares of preferred stock of any series then outstanding, we may not:

•	increase or decrease the aggregate number of authorized shares of that series;

•	increase or decrease the par value of the shares of that series; or

•	alter or change the powers, preferences or special rights of the shares of that series so as to affect them adversely.

No Other Rights

The shares of a series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except:

•	as discussed above or in the prospectus supplement;

•	as provided in our amended and restated certificate of incorporation and in any certificate of designations; and

•	as otherwise required by law.

DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

General

The debt securities that we may issue will consist of debentures, notes, bonds or other evidences of indebtedness of Primo, to be issued in one or more series, which may include senior debt securities, subordinated debt securities and senior subordinated debt securities. The particular terms of any series of debt securities we offer, including the extent to which the general terms set forth below may be applicable to a particular series, will be described in a prospectus supplement relating to such series.

Debt securities that we may issue will be issued under an indenture between us and a trustee qualified to act as such under the Trust Indenture Act of 1939. We have filed the form of the indenture as an exhibit to the registration statement of which this prospectus is a part. When we refer to the “indenture” in this prospectus, we are referring to the indenture under which your debt securities are issued as supplemented by any supplemental indenture applicable to your debt securities. We will provide the name of the trustee in any prospectus supplement related to the issuance of debt securities, and we will also provide certain other information related to the trustee, including describing any relationship we have with the trustee, in such prospectus supplement.

As used in this “Description of Debt Securities We May Offer,” the terms “Company,” “we,” “our,” and “us” refer to Primo Water Corporation, a Delaware corporation, and do not, unless otherwise specified, include our subsidiaries.

THE FOLLOWING DESCRIPTION IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE INDENTURE. IT DOES NOT RESTATE THE INDENTURE IN ITS ENTIRETY. THE INDENTURE IS GOVERNED BY THE TRUST INDENTURE ACT OF 1939. THE TERMS OF THE DEBT SECURITIES INCLUDE THOSE STATED IN THE INDENTURE AND THOSE MADE PART OF THE INDENTURE BY REFERENCE TO THE TRUST INDENTURE ACT. WE URGE YOU TO READ THE INDENTURE BECAUSE IT, AND NOT THIS DESCRIPTION, DEFINES YOUR RIGHTS AS A HOLDER OF THE DEBT SECURITIES.

Information You Will Find In The Prospectus Supplement

The indenture provides that we may issue debt securities from time to time in one or more series and that we may denominate the debt securities and make them payable in foreign currencies. The indenture does not limit the aggregate principal amount of debt securities that can be issued thereunder. The prospectus supplement for a series of debt securities will provide information relating to the terms of the series of debt securities being offered, which may include:

•	the title and denominations of the debt securities of the series;

•	any limit on the aggregate principal amount of the debt securities of the series;

•	the date or dates on which the principal and premium, if any, with respect to the debt securities of the series are payable or the method of determination thereof;

•	the rate or rates, which may be fixed or variable, at which the debt securities of the series shall bear interest, if any, or the method of calculating and/or resetting such rate or rates of interest;

•	the dates from which such interest shall accrue or the method by which such dates shall be determined and the duration of the extensions and the basis upon which interest shall be calculated;

•

the interest payment dates for the series of debt securities or the method by which such dates will be determined, the terms of any deferral of interest and any right of ours to extend the interest payment periods;

•	the place or places where the principal and interest on the series of debt securities will be payable;

•	the terms and conditions upon which debt securities of the series may be redeemed, in whole or in part, at our option or otherwise;

•

our obligation, if any, to redeem, purchase, or repay debt securities of the series pursuant to any sinking fund or other specified event or at the option of the holders and the terms of any such redemption, purchase, or repayment;

•

the terms, if any, upon which the debt securities of the series may be convertible into or exchanged for other securities, including, among other things, the initial conversion or exchange price or rate and the conversion or exchange period;

•

if the amount of principal, premium, if any, or interest with respect to the debt securities of the series may be determined with reference to an index or formula, the manner in which such amounts will be determined;

•

if any payments on the debt securities of the series are to be made in a currency or currencies (or by reference to an index or formula) other than that in which such securities are denominated or designated to be payable, the currency or currencies (or index or formula) in which such payments are to be made and the terms and conditions of such payments;

•	any changes or additions to the provisions of the indenture dealing with defeasance, including any additional covenants that may be subject to our covenant defeasance option;

•

the currency or currencies in which payment of the principal and premium, if any, and interest with respect to debt securities of the series will be payable, or in which the debt securities of the series shall be denominated, and the particular provisions applicable thereto in accordance with the indenture;

•

the portion of the principal amount of debt securities of the series which will be payable upon declaration of acceleration or provable in bankruptcy or the method by which such portion or amount shall be determined;

•	whether the debt securities of the series will be secured or guaranteed and, if so, on what terms;

•	any addition to or change in the events of default with respect to the debt securities of the series;

•	the identity of any trustees, authenticating or paying agents, transfer agents or registrars;

•	the applicability of, and any addition to or change in, the covenants currently set forth in the indenture;

•	the subordination, ranking or priority, if any, of the debt securities of the series and terms of the subordination;

•	any other terms of the debt securities of the series which are not prohibited by the indenture; and

•

whether securities of the series shall be issuable as registered securities or bearer securities (with or without interest coupons), and any restrictions applicable to the offering, sale or delivery of such bearer securities and the terms upon which such bearer securities of a series may be exchanged for registered securities, and vice versa.

Holders of debt securities may present debt securities for exchange in the manner, at the places, and subject to the restrictions set forth in the debt securities, the indenture, and the prospectus supplement. We will provide these services without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the indenture, any board resolution establishing such debt securities and any applicable indenture supplement. Debt securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery.

Senior Debt

We may issue senior debt securities under the indenture. Unless otherwise set forth in the applicable indenture supplement and described in a prospectus supplement, the senior debt securities will be senior unsecured obligations, ranking equally with all of our existing and future senior unsecured debt. The senior debt securities will be senior to all of our subordinated debt and junior to any secured debt we may incur as to the assets securing such debt.

Subordinated Debt

We may issue subordinated debt securities under the indenture. These subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the indenture and any applicable indenture supplement, to all of our senior indebtedness.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated by reference will set forth the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter.

Senior Subordinated Debt

We may issue senior subordinated debt securities under the indenture. These senior subordinated debt securities will be, to the extent and in the manner set forth in the applicable indenture supplement, subordinate and junior in right of payment to all of our “senior indebtedness” and senior to our other subordinated debt. See the discussions above under “—Senior Debt” and “—Subordinated Debt” for a more detailed explanation of our senior and subordinated indebtedness.

Interest Rate

Debt securities that bear interest will do so at a fixed rate or a floating rate. We may sell, at a discount below the stated principal amount, any debt securities which bear no interest or which bear interest at a rate that at the time of issuance is below the prevailing market rate. The relevant prospectus supplement will describe the special United States federal income tax considerations applicable to:

•	any discounted debt securities; and

•	any debt securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes.

Registered Global Securities

We may issue registered debt securities of a series in the form of one or more fully registered global securities. We will deposit the registered global security with a depository or with a nominee for a depository identified in the prospectus supplement relating to such series. The global security or global securities will represent and will be in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by the registered global security or securities. Unless it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred, except as a whole in three cases:

•	by the depository for the registered global security to a nominee of the depository;

•	by a nominee of the depository to the depository or another nominee of the depository; and

•	by the depository or any nominee to a successor of the depository or a nominee of the successor.

The prospectus supplement relating to a series of debt securities will describe the specific terms of the depository arrangement concerning any portion of that series of debt securities to be represented by a registered global security. We anticipate that the following provisions will generally apply to all depository arrangements.

Upon the issuance of a registered global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by the registered global security to the accounts of persons that have accounts with the depository. These persons are referred to as “participants.” Any underwriters, agents or dealers participating in the distribution of debt securities represented by the registered global security will designate the accounts to be credited. Only participants or persons that hold interests through participants will be able to beneficially own interests in a registered global security. The depository for a global security will maintain records of beneficial ownership interests in a registered global security for participants. Participants or persons that hold through participants will maintain records of beneficial ownership interests in a global security for persons other than participants. These records will be the only means to transfer beneficial ownership in a registered global security.

The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in global securities.

So long as the depository, or its nominee, is the registered owner of a registered global security, the depository or its nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as set forth below, owners of beneficial interests in a registered global security:

•	may not have the debt securities represented by a registered global security registered in their names;

•	will not receive or be entitled to receive physical delivery of debt securities represented by a registered global security in definitive form; and

•	will not be considered the owners or holders of debt securities represented by a registered global security under the indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depository for the registered global security and, if the person is not a participant, on the procedures of the participant through which the person owns its interests, to exercise any rights of a holder under the indenture applicable to the registered global security.

We understand that, under existing industry practices, if we request any action of holders, or if an owner of a beneficial interest in a registered global security desires to give or take any action which a holder is entitled to give or take under the indenture, the depository for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

Payment of Interest on and Principal of Registered Global Securities

We will make principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depository or its nominee to the depository or its nominee as the registered owner of the registered global security. None of Primo, the trustee, or any paying agent for debt securities represented by a registered global security will have any responsibility or liability for:

•	any aspect of the records relating to, or payments made on account of, beneficial ownership interests in such registered global security;

•	maintaining, supervising, or reviewing any records relating to beneficial ownership interests;

•	the payments to beneficial owners of the global security of amounts paid to the depository or its nominee; or

•	any other matter relating to the actions and practices of the depository, its nominee or any of its participants.

We expect that the depository, upon receipt of any payment of principal, premium or interest in respect of the global security, will immediately credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the principal amount of a registered global security as shown on the depository’s records. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing instructions and customary practices. This is currently the case with the securities held for the accounts of customers registered in “street name.” Such payments will be the responsibility of participants.

Exchange of Registered Global Securities

We may issue debt securities in definitive form in exchange for the registered global security if both of the following occur:

•

the depository for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depository or ceases to be a clearing agency registered under the Exchange Act; and

•	we do not appoint a successor depository within 90 days.

In addition, we may, at any time, determine not to have any of the debt securities of a series represented by one or more registered global securities. In this event, we will issue debt securities of that series in definitive form in exchange for all of the registered global security or securities representing those debt securities.

Covenants by Primo

The indenture includes covenants by us, including among other things that we will make all payments of principal and interest at the times and places required. The supplemental indenture establishing each series of debt securities may contain additional covenants, including covenants which could restrict our right to incur additional indebtedness or liens and to take certain actions with respect to our businesses and assets.

Events of Default

Unless otherwise indicated in the applicable prospectus supplement, the following will be events of default under the indenture with respect to each series of debt securities issued under the indenture:

•	failure to pay when due any interest on any debt security of that series, continued for 30 days;

•	failure to pay when due the principal of, or premium, if any, on, any debt security of that series;

•	default in the payment of any sinking fund installment with respect to any debt security of that series when due and payable;

•

failure to perform any other covenant or agreement of ours under the indenture or the supplemental indenture with respect to that series or the debt securities of that series, continued for 90 days after written notice to us by the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series to which the covenant or agreement relates;

•	certain events of bankruptcy, insolvency or similar proceedings affecting us; and

•	any other event of default specified in any supplemental indenture under which such series of debt securities is issued.

Except as to certain events of bankruptcy, insolvency or similar proceedings affecting us and except as provided in the applicable prospectus supplement, if any event of default shall occur and be continuing with respect to any series of debt securities under the indenture, either the trustee or the holders of at least 25% in aggregate principal amount of outstanding debt securities of such series may accelerate the maturity of all debt securities of such series. Upon certain events of bankruptcy, insolvency or similar proceedings affecting us, the principal, premium, if any, and interest on all debt securities of each series shall be immediately due and payable.

After any such acceleration, but before a judgment or decree based on acceleration has been obtained by the trustee, the holders of a majority in aggregate principal amount of each affected series of debt securities may waive all defaults with respect to such series and rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured, waived or otherwise remedied.

No holder of any debt securities will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture, unless such holder shall have previously given to the trustee written notice of a continuing event of default and the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the relevant series shall have made written request and offered indemnity satisfactory to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal of and premium, if any, or interest on such debt security on or after the respective due dates expressed in such debt security.

Supplemental Indentures

We and the trustee may, at any time and from time to time, without prior notice to or consent of any holders of debt securities, enter into one or more indentures supplemental to the indenture, among other things:

•	to add guarantees to or secure any series of debt securities;

•

to provide for the succession of another person pursuant to the provisions of the indenture relating to consolidations, mergers and sales of assets and the assumption by such successor of our covenants, agreements, and obligations, or to otherwise comply with the provisions of the indenture relating to consolidations, mergers, and sales of assets;

•

to surrender any right or power conferred upon us under the indenture or to add to our covenants further covenants, restrictions, conditions or provisions for the protection of the holders of all or any series of debt securities;

•

to cure any ambiguity or to correct or supplement any provision contained in the indenture, in any supplemental indenture or in any debt securities that may be defective or inconsistent with any other provision contained therein;

•	to modify or amend the indenture in such a manner as to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act;

•

to add to or change any of the provisions of the indenture to supplement any of the provisions of the indenture in order to permit the defeasance and discharge of any series of debt securities pursuant to the indenture, so long as any such action does not adversely affect the interests of the holders of debt securities of any series in any material respect;

•

to add to, change, or eliminate any of the provisions of the indenture with respect to one or more series of debt securities, so long as any such addition, change or elimination shall not apply to any debt securities of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision;

•	to evidence and provide for the acceptance of appointment by a successor or separate trustee; and

•	to establish the form or terms of debt securities of any series and to make any change that does not adversely affect the interests of the holders of debt securities.

With the consent of the holders of at least a majority in principal amount of debt securities of each series affected by such supplemental indenture (each series voting as one class), we and the trustee may enter into one or more supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or modifying in any manner the rights of the holders of debt securities of each such series.

Notwithstanding our rights and the rights of the trustee to enter into one or more supplemental indentures with the consent of the holders of debt securities of the affected series as described above, no such supplemental indenture shall, without the consent of the holder of each outstanding debt security of the affected series, among other things:

•	change the final maturity of the principal of, or any installment of interest on, any debt securities;

•	reduce the principal amount of any debt securities or the rate of interest on any debt securities;

•	change the currency in which any debt securities are payable;

•	impair the right of the holders to conduct a proceeding for any remedy available to the trustee;

•	reduce the percentage in principal amount of any series of debt securities whose holders must consent to an amendment or supplemental indenture;

•	modify the ranking or priority of the securities;

•	reduce any premium payable upon the redemption of any debt securities; or

•	make any change that adversely affects the relative rights of holders of subordinated debt securities with respect to senior debt securities.

Satisfaction and Discharge of the Indenture; Defeasance

Except to the extent set forth in a supplemental indenture with respect to any series of debt securities, we, at our election, may discharge the indenture and the indenture shall generally cease to be of any further effect with respect to that series of debt securities if (a) we have delivered to the trustee for cancellation all debt securities of that series (with certain limited exceptions) or (b) all debt securities of that series not previously delivered to the trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and we have deposited with the trustee the entire amount sufficient to pay at maturity or upon redemption all such debt securities.

In addition, we have a “legal defeasance option” (pursuant to which we may terminate, with respect to the debt securities of a particular series, all of our obligations under such debt securities and the indenture with respect to such debt securities) and a “covenant defeasance option” (pursuant to which we may terminate, with respect to the debt securities of a particular series, our obligations with respect to such debt securities under certain specified covenants contained in the indenture). If we exercise our legal defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an event of default. If we exercise our covenant defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an event of default related to the specified covenants.

We may exercise our legal defeasance option or our covenant defeasance option with respect to the debt securities of a series only if we irrevocably deposit in trust with the trustee cash or U.S. government obligations (as defined in the indenture) for the payment of principal, premium, if any, and interest with respect to such debt securities to maturity or redemption, as the case may be. In addition, to exercise either of our defeasance options, we must comply with certain other conditions, including the delivery to the trustee of an opinion of counsel to the effect that the holders of debt securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling from the Internal Revenue Service or other change in applicable Federal income tax law).

The trustee will hold in trust the cash or U.S. government obligations deposited with it as described above and will apply the deposited cash and the proceeds from deposited U.S. government obligations to the payment of principal, premium, if any, and interest with respect to the debt securities of the defeased series.

Mergers, Consolidations and Certain Sales of Assets

We may not:

•	consolidate with or merge into any other person or entity or permit any other person or entity to consolidate with or merge into us in a transaction in which we are not the surviving entity, or

•	transfer, lease or dispose of all or substantially all of our assets to any other person or entity,

unless:

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the resulting, surviving or transferee entity shall be a corporation organized and existing under the laws of the United States or any state thereof and such resulting, surviving or transferee entity shall expressly assume, by supplemental indenture, executed and delivered in form satisfactory to the trustee, all of our obligations under the debt securities and the indenture;

¡

immediately after giving effect to such transaction (and treating any indebtedness which becomes an obligation of the resulting, surviving or transferee entity as a result of such transaction as having been incurred by such entity at the time of such transaction), no default or event of default would occur or be continuing; and

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we shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

The phrase “substantially all” of our assets will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of “substantially all” of our assets has occurred.

Governing Law

The indenture and the debt securities will be governed by the laws of the State of New York.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, incorporator or stockholder of Primo, as such, shall have any liability for any obligations of Primo under the debt securities or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation, solely by reason of his, her, or its status as director, officer, incorporator or stockholder of Primo. By accepting a debt security, each holder waives and releases all such liability, but only such liability. The waiver and release are part of the consideration for issuance of the debt securities. Nevertheless, such waiver may not be effective to waive liabilities under the federal securities laws and it has been the view of the SEC that such a waiver is against public policy.

Conversion or Exchange Rights

Any debt securities offered hereby may be convertible into or exchangeable for shares of our equity or other securities. The terms and conditions of such conversion or exchange will be set forth in the applicable prospectus supplement. Such terms may include, among others, the following:

•	the conversion or exchange price;

•	the conversion or exchange period;

•	provisions regarding our ability or that of the holder to convert or exchange the debt securities;

•	events requiring adjustment to the conversion or exchange price; and

•	provisions affecting conversion or exchange in the event of our redemption of such debt securities.

Concerning the Trustee

The indenture provides that there may be more than one trustee with respect to one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under a supplemental indenture separate and apart from the trust administered by any other trustee under such indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by the trustee only with respect to the one or more series of debt securities for which it is the trustee under an indenture. Any trustee under the indenture or a supplemental indenture may resign or be removed with respect to one or more series of debt securities. All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange authentication and delivery (including authentication and delivery on original issuance of the debt securities) of, the debt securities of a series will be effected by the trustee with respect to such series at an office designated by the trustee.

The indenture contains limitations on the right of the trustee, should it become a creditor of Primo, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. If the trustee acquires an interest that conflicts with any duties with respect to the debt securities, the trustee is required to either resign or eliminate such conflicting interest to the extent and in the manner provided by the indenture.

Limitations on Issuance of Bearer Debt Securities

Debt securities in bearer form are subject to special U.S. tax requirements and may not be offered, sold, or delivered within the United States or its possessions or to a U.S. person, except in certain transactions permitted by U.S. tax regulations. Investors should consult the relevant prospectus supplement, in the event that bearer debt securities are issued for special procedures and restrictions that will apply to such an offering.

Evidence of Compliance with Conditions Precedent

If we request the trustee take any action under a provision of the indenture, we shall deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent, if any, set forth in the indenture that relate to the proposed action have been complied with; provided, however, that if the provisions of the indenture require specific documentation for taking a particular action, no additional certificate or opinion will be required.

DESCRIPTION OF WARRANTS WE MAY OFFER

We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Any issue of warrants will be governed by the terms of the applicable form of warrant and any related warrant agreement which we will file with the SEC and they will be incorporated by reference to the registration statement of which this prospectus is a part on or before the time we issue any warrants.

The particular terms of any issue of warrants will be described in the prospectus supplement relating to the issue. Those terms may include:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies (including composite currencies) in which the price of such warrants may be payable;

•	the terms of the securities purchasable upon exercise of such warrants and the procedures and conditions relating to the exercise of such warrants;

•	the price at which the securities purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants will commence and the date on which such right shall expire;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange or exercise of such warrants.

The prospectus supplement relating to any warrants to purchase equity securities may also include, if applicable, a discussion of certain U.S. federal income tax and ERISA considerations.

Warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only.

Each warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement.

After the close of business on the expiration date, unexercised warrants will become void. We will specify the place or places where, and the manner in which, warrants may be exercised in the applicable prospectus supplement.

Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise.

As of December 29, 2011, we have issued warrants to purchase a total of 846,393 shares of common stock at a weighted average exercise price of $12.51 per share. Warrants to purchase a total of 130,747 shares of our common stock expire in either December 2019 or October 2020 and have an exercise price of $9.60 per share. Warrants to purchase a total of 595,666 shares of our common stock expire between April 28, 2016 and January 10, 2017 and have an exercise price of $13.04 per share. Warrants to purchase a total of 119,980 shares of our common stock expire between December 14, 2017 and June 2, 2018 and have an exercise price of $13.04 per share.

DESCRIPTION OF UNITS WE MAY OFFER

We may issue units composed of any combination of our debt securities, common stock, preferred stock and warrants. We will issue each unit so that the holder of the unit is also the holder of each security included in the unit. As a result, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The following description is a summary of selected provisions relating to units that we may offer. The summary is not complete. When units are offered in the future, a prospectus supplement, information incorporated by reference or a free writing prospectus, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the units as described in a prospectus supplement or free writing prospectus will supplement and, if applicable, may modify or replace the general terms described in this section.

The specific terms of any units offered will be set forth in a unit agreement, collateral arrangements and depositary arrangements, if applicable. We will file each of these documents, as applicable, with the SEC and they will be incorporated by reference to the registration statement of which this prospectus is a part on or before the time we issue a series of units. See “Where You Can Find More Information” and “Incorporation by Reference” above for information on how to obtain a copy of a document when it is filed.

The applicable prospectus supplement or free writing prospectus may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer, or exchange of the units or of the securities composing the units;

•	whether the units will be issued in fully registered or global form; and

•	any other terms of the units.

The applicable provisions described in this section, as well as those described under “— Description of Debt Securities We May Offer,” “— Description of Common Stock We May Offer,” “— Description of Preferred Stock We May Offer” and “— Description of Warrants We May Offer” above, will apply to each unit and to each security included in each unit, respectively.

DESCRIPTION OF RIGHTS WE MAY OFFER

We may issue rights to purchase our debt securities, common stock, preferred stock or other securities. These rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the stockholder receiving the rights in such offering. In connection with any offering of such rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

Each series of rights will be issued under a separate rights agreement which we will enter into with a bank or trust company, as rights agent, all which will be set forth in the relevant offering material. The rights agent will act solely as our agent in connection with the certificates relating to the rights and will not assume any obligation or relationship of agency or trust with any holders of rights certificates or beneficial owners of rights.

The following description is a summary of selected provisions relating to rights that we may offer. The summary is not complete. When rights are offered in the future, a prospectus supplement, information incorporated by reference or a free writing prospectus, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the rights as described in a prospectus supplement or free writing prospectus will supplement and, if applicable, may modify or replace the general terms described in this section.

The specific terms of any units offered will be set forth in a rights agreement and the rights certificate, as applicable. We will file each of these documents, as applicable, with the SEC and they will be incorporated by reference to the registration statement of which this prospectus is a part on or before the time we issue a series of rights. See “Where You Can Find More Information” and “Incorporation by Reference” above for information on how to obtain a copy of a document when it is filed.

The applicable prospectus supplement or free writing prospectus may describe:

•	in the case of a distribution of rights to our stockholders, the date of determining the stockholders entitled to the rights distribution;

•	in the case of a distribution of rights to our stockholders, the number of rights issued or to be issued to each stockholder;

•	the exercise price payable for the underlying debt securities, common stock, preferred stock or other securities upon the exercise of the rights;

•	the number and terms of the underlying debt securities, common stock, preferred stock or other securities which may be purchased per each right;

•	the extent to which the rights are transferable;

•	the date on which the holder’s ability to exercise the rights shall commence, and the date on which the rights shall expire;

•	the extent to which the rights may include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of such rights; and

•	any other terms of the rights, including, but not limited to, the terms, procedures, conditions and limitations relating to the exchange and exercise of the rights.

The provisions described in this section, as well as those described under “— Description of Debt Securities We May Offer,” “— Description of Common Stock We May Offer” and “— Description of Preferred Stock We May Offer” above, will apply, as applicable, to any rights we offer.

CERTAIN PROVISIONS OF DELAWARE LAW AND OF THE COMPANY’S

CERTIFICATE OF INCORPORATION AND BYLAWS

The following paragraphs regarding certain provisions of the Delaware General Corporation Law and our amended and restated certificate of incorporation and our amended and restated bylaws are summaries of the material terms thereof and do not purport to be complete. We urge you to read the applicable prospectus supplements, any related free writing prospectuses related to a security that we may offer under this prospectus, the Delaware General Corporation Law, and our amended and restated certificate of incorporation and amended and restated bylaws. Copies of our amended and restated certificate of incorporation and amended and restated bylaws are on file with the Commission as exhibits to filings previously made by us. See “Where You Can Find More Information.”

General

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that these provisions help to protect our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because our ability to negotiate with the proponent could result in an improvement of the terms of the proposal.

Election and Removal of Directors

Our amended and restated certificate of incorporation and amended and restated bylaws provide that our Board of Directors is divided into three classes, with members of each class serving staggered three-year terms. Our classified Board of Directors could have the effect of delaying or discouraging an acquisition of us or a change in management.

Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. The absence of cumulative voting may make it more difficult for stockholders who own an aggregate of less than a majority of our voting power to elect any directors to our Board of Directors.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our amended and restated bylaws. To be timely, the notice must be received at our principal executive office not later than the 90th day nor earlier than the 120th day prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the date of the annual meeting is more than 30 days before or after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting, and not later than the later of the 90th day prior to the annual meeting, or the 10th day following the day on which public announcement of the date of such meeting is first made or notice of the meeting date is mailed, whichever occurs first.

Our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our Board of Directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Limits on Ability to Act by Written Consent or Call a Special Meeting

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that, in most circumstances, our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may, in the future, lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our certificate of incorporation or bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may be called only by our Board of Directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Business Combinations under Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

Our amended and restated bylaws provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by law or, if applicable, pursuant to indemnification agreements. They further provide that we may choose to indemnify other employees or agents of the corporation from time to time. Section 145(g) of the Delaware General Corporation Law and our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with his or her services to us, regardless of whether our bylaws permit indemnification. We have obtained a directors’ and officers’ liability insurance policy.

We have entered into indemnification agreements with each of our directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus to one or more underwriters or dealers for public offering, through agents, directly to purchasers or through a combination of any such methods of sale. The name of any such underwriters, dealers or agents involved in the offer and sale of the securities, the amounts underwritten and the nature of their obligation to take the securities will be specified in the applicable prospectus supplement. We have reserved the right to sell the securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so. The sale of the securities may be effected in transactions (a) on any national or international securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or in the over-the-counter market or (d) through the writing of options.

We and our agents and underwriters, may offer and sell the securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The securities may be offered on an exchange, which will be disclosed in the applicable prospectus supplement. We may, from time to time, authorize dealers, acting as our agents, to offer and sell the securities upon such terms and conditions as set forth in the applicable prospectus supplement.

If we use underwriters to sell securities, we will enter into an underwriting agreement with them at the time of the sale to them. In connection with the sale of the securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement to the extent required by applicable law. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents.

Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise indicated in the applicable prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase debt securities as a principal, and may then resell the debt securities at varying prices to be determined by the dealer.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase offered securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the applicable prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. These may include over-allotment, stabilization, syndicate short covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

Any securities other than our common stock issued hereunder may be new issues of securities with no established trading market. Any underwriters or agents to or through whom such securities are sold for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such securities. The amount of expenses expected to be incurred by us in connection with any issuance of securities will be set forth in the applicable prospectus supplement. Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, us and certain of our affiliates in the ordinary course of business.

During such time as we may be engaged in a distribution of the securities covered by this prospectus, we are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes us, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our shares of common stock.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity and legality of the securities offered hereby and certain other legal matters will be passed upon for the Company by K&L Gates LLP, Charlotte, North Carolina 28202. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel for underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offerings.

EXPERTS

The consolidated financial statements of Primo Water Corporation and subsidiaries as of December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010 included in this prospectus and registration statement have been so included in reliance on the report of McGladrey & Pullen, LLP, an independent registered public accounting firm as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of Culligan Store Solutions Group of Culligan Holding S.ár.l as of and for the years ended December 31, 2009 and 2008, have been included herein in reliance on the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

The following unaudited pro forma consolidated statement of operations is derived from our historical consolidated financial statements included herein for the year ended December 31, 2010 and the unaudited statement of operations of the Refill Business (as defined below) from January 1, 2010 through the date of acquisition. The unaudited pro forma consolidated statement of operations should be read in conjunction with these historical consolidated financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Registration statement on Form S-1 (Registration No. 333-173554).

On November 10, 2010, in connection with our initial public offering, we purchased certain assets from Culligan Store Solutions, LLC and Culligan of Canada Ltd. related to their business of providing reverse osmosis water filtration systems that generate filtered water for refill vending machines and store-use water services in the United States and Canada. This business also sells empty reusable water bottles for use at refill vending machines (such businesses are together referred to as the “Refill Business”). The total purchase price of the Refill Business was approximately $109.1 million (consisting of $74.5 million in cash and 2,587,500 shares of our common stock).

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2010 has been prepared to give pro forma effect to (1) our initial public offering at $12.00 per share, (2) our entry into and making of borrowings under our senior revolving credit facility, (3) the application of the net proceeds from our initial public offering and borrowings under our senior revolving credit facility for the purposes described in our Registration Statement on Form S-1 (Registration No. 333-165452), and (4) the consummation of our acquisition of the Refill Business. The acquisition of the Refill Business is being accounted for as a business combination in accordance with the acquisition method. These pro forma adjustments have been made as if these events had occurred on January 1, 2010.

The unaudited pro forma consolidated statement of operations reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable. We have made, in our opinion, all adjustments that are necessary to present fairly the unaudited pro forma consolidated statement of operations. The unaudited pro forma consolidated statement of operations is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had our acquisition of the Refill Business and the other transactions described above been consummated on the date indicated, and does not purport to be indicative of results of operations for any future period. The unaudited pro forma consolidated statement of operations does not reflect any anticipated operating efficiencies or cost savings from the acquisition of the Refill Business into our business.

PRIMO WATER CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

	Primo Water Corporation	Refill Business	Pro Forma Adjustments		Pro Forma

Net sales	$44,607	$22,446	$—		$67,053
Operating costs and expenses:
Cost of sales	34,213	11,321	—		45,534
Selling, general and administrative expenses	12,621	2,346	—		14,967
Acquisition-related costs	2,491	—	—		2,491
Depreciation and amortization	4,759	2,345	1,171	(a)	8,275

Total operating costs and expenses	54,084	16,012	1,171		71,267

Income (loss) from operations	(9,477)	6,434	(1,171)		(4,214)
Interest expense and other, net	(3,416)	—	2,670	(b)	(834)

Income (loss) before income taxes	(12,893)	6,434	(1,171)		(5,048)
Provision for income taxes	—	(2,449)	340	(c)	—

Income (loss)	(12,893)	3,985	1,278		(5,048)
Preferred dividends	(9,831)	—	2,003	(d)	(7,828)

Income (loss) attributable to common stockholders	$(22,724)	$3,985	$3,842		$(12,876)

Basic and diluted loss per common share	$(5.81)				$(0.68)

Basic and diluted weighted average common shares outstanding	3,910				19,008

Note: The historical statement of operations for Primo Water Corporation includes the results of operations of the Refill Business from the acquisition date of November 10, 2010 to December 31, 2010, while the historical statement of operations for the Refill Business includes the results of operations from January 1, 2010 through the acquisition date. In addition, the pro forma adjustments to the consolidated statements of operations do not include (i) the nonrecurring $1.8 million in estimated transaction costs that were expensed in connection with the acquisition of the Refill Business at the time the acquisition was completed; (ii) the effect of the beneficial conversion charge of $2.9 million recorded upon the completion of the IPO related to the conversion of the Series B preferred stock at 90% of the IPO price; (iii) the effect of the beneficial conversion charge of $2.4 million recorded upon the completion of the IPO related to the conversion of the Series C preferred stock at the IPO price of $12.00 per share; (iv) the effect of the $2.3 million charge related to the modification of the terms of the common stock warrants originally issued to the purchasers of the Series B preferred stock and Series C preferred stock to remove a provision that accelerated the termination of the warrants’ exercise period upon the consummation of the IPO; and (v) the effect of the $0.2 million charge related to the modification of the exercise price of the warrants issued to the holders of the Series C preferred stock.

(a)	Reflects a charge for depreciation and amortization based upon an estimation of the portion of the purchase price that was allocated to the fair value of property and equipment and identifiable intangibles.

(b)	Reflects the additional interest expense on the estimated borrowings on our prior senior revolving credit facility, net of interest expense on the current senior revolving credit facility of $0.6 million. The interest rate on the new senior revolving credit facility has been estimated at 5.25%. Also reflects: (i) the interest expense on the amortization of the debt issuance cost on our current senior revolving credit facility of $0.4 million; (ii) the reduction of interest expense and amortization of debt issuance costs on the 2011 notes of $2.5 million; and (iii) the reduction of interest expense and amortization of debt issuance costs of $1.2 million.

(c)	Reflects a reversal of the income tax provision included in the historical financial statements of the Refill Business. Our historical effective tax rate has been zero due to our recording of a valuation allowance against our deferred tax assets.

(d)	Reflects the conversion and redemption of the Series B preferred stock and the associated reduction of preferred stock dividends of $2.0 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Primo Water Corporation

We have audited the accompanying consolidated balance sheets of Primo Water Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Primo Water Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Raleigh, North Carolina

March 30, 2011, except for Note 11 as to which the date is May 13, 2011

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value data)

	December 31,
	2009	2010
Assets
Current assets:
Cash	$—	$443
Accounts receivable, net	1,888	6,605
Inventories	1,849	3,651
Prepaid expenses and other current assets	1,083	1,838

Total current assets	4,820	12,537
Bottles, net	1,997	2,505
Property and equipment, net	14,321	34,890
Intangible assets, net	1,077	11,039
Goodwill	—	77,415
Other assets	153	1,225

Total assets	$22,368	$139,611

Liabilities and stockholders (deficit) equity
Current liabilities:
Accounts payable	$2,756	$4,547
Accrued expenses and other current liabilities	4,144	2,923
Current portion of long-term debt, capital leases and notes payable	426	11

Total current liabilities	7,326	7,481
Long-term debt, capital leases and notes payable, net of current portion	14,403	17,945
Other long-term liabilities	1,048	748

Total liabilities	22,777	26,174
Commitments and contingencies
Stockholders’ (deficit) equity
Common stock, $0.001 par value — 70,000 shares authorized, 1,453 and 19,021 shares issued and outstanding at December 31, 2009 and 2010, respectively	1	19
Preferred stock, $0.001 par value — 65,000 shares authorized
Series A preferred stock, 18,755 and 0 shares issued and outstanding at December 31, 2009 and 2010, respectively	19	—
Series B preferred stock, 23,280 and 0 shares issued and outstanding at December 31, 2009 and 2010, respectively	23	—
Series C preferred stock, 12,520 and 0 shares issued and outstanding at December 31, 2009 and 2010, respectively	13	—
Additional paid-in capital	86,737	220,125
Common stock warrants	3,797	6,966
Accumulated deficit	(90,999)	(113,723)
Accumulated other comprehensive income	—	50

Total stockholders’ (deficit) equity	(409)	113,437

Total liabilities and stockholders’ (deficit) equity	$22,368	$139,611

See accompanying notes

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,
	2008	2009	2010
Net sales	$34,647	$46,981	$44,607
Operating costs and expenses:
Cost of sales	30,776	38,771	34,213
Selling, general and administrative expenses	13,791	9,922	12,621
Acquisition-related costs	—	—	2,491
Depreciation and amortization	3,618	4,205	4,759

Total operating costs and expenses	48,185	52,898	54,084

Loss from operations	(13,538)	(5,917)	(9,477)
Interest expense	(153)	(2,258)	(3,431)
Other income, net	83	1	15

Loss from continuing operations before income taxes	(13,608)	(8,174)	(12,893)
Provision for income taxes	—	—	—

Loss from continuing operations	(13,608)	(8,174)	(12,893)
Loss from discontinued operations, net of income taxes	(5,738)	(3,650)	—

Net loss	(19,346)	(11,824)	(12,893)
Preferred dividends, beneficial conversion and warrant modification charges	(19,875)	(3,042)	(9,831)

Net loss attributable to common shareholders	$(39,221)	$(14,866)	$(22,724)

Basic and diluted loss per common share:
Loss from continuing operations attributable to common shareholders	$(23.06)	$(7.72)	$(5.81)
Loss from discontinued operations attributable to common shareholders	(3.96)	(2.51)	—

Net loss attributable to common shareholders	$(27.02)	$(10.23)	$(5.81)

Basic and diluted weighted average common shares outstanding	1,452	1,453	3,910

See accompanying notes

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands)

									Preferred			Accumulated
			Preferred Stock						Stock	Additional	Common	Other		Total
	Common Stock		Series A		Series B		Series C		Subscriptions	Paid-in	Stock	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Warrants	Income	Deficit	Equity
Balance, December 31, 2007	1,452	$1	18,755	$19	23,280	$23	4,515	$5	$(489)	$49,786	$3,433	$—	$(34,862)	$17,916
Exercise of stock options	1	—	—	—	—	—	—	—	—	12	—	—	—	12
Issuance of preferred stock, Series C	—	—	—	—	—	—	8,005	8	489	18,735	—	—	—	19,232
Warrants attached to Series C Preferred Stock	—	—	—	—	—	—	—	—	—	—	320	—	—	320
Warrants issued	—	—	—	—	—	—	—	—	—	—	44	—	—	44
Stock-based compensation expense, net of forfeitures	—	—	—	—	—	—	—	—	—	276	—	—	—	276
Beneficial conversion feature of Series C Preferred Stock	—	—	—	—	—	—	—	—	—	17,548	—	—	(17,548)	—
Preferred stock dividends accrued	—	—	—	—	—	—	—	—	—	—	—	—	(2,327)	(2,327)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(19,346)	(19,346)

Balance, December 31, 2008	1,453	1	18,755	19	23,280	23	12,520	13	—	86,357	3,797	—	(74,083)	16,127
Exercise of stock options	—	—	—	—	—	—	—	—	—	2	—	—	—	2
Stock-based compensation expense, net of forfeitures	—	—	—	—	—	—	—	—	—	378	—	—	—	378
Dividend of subsidiary stock	—	—	—	—	—	—	—	—	—	—	—	—	(2,050)	(2,050)
Preferred stock dividends accrued	—	—	—	—	—	—	—	—	—	—	—	—	(3,042)	(3,042)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(11,824)	(11,824)

Balance, December 31, 2009	1,453	1	18,755	19	23,280	23	12,520	13	—	86,737	3,797	—	(90,999)	(409)
Exercise of stock options	6	—	—	—	—	—	—	—	—	65	—	—	—	65
Stock-based compensation expense, net of forfeitures	—	—	—	—	—	—	—	—	—	685	—	—	—	685
Restricted stock vesting	12	—	—	—	—	—	—	—	—	150	—	—	—	150
Issuance of common stock, net of issuance costs	9,583	10	—	—	—	—	—	—	—	104,079	—	—	—	104,089
Issuance of common stock in connection with the acquisition	2,588	3	—	—	—	—	—	—	—	34,618	—	—	—	34,621
Beneficial conversion feature of Series B Preferred Stock	—	—	—	—	—	—	—	—	—	2,933	—	—	(2,933)	—
Beneficial conversion feature of Series C Preferred Stock	—	—	—	—	—	—	—	—	—	2,404			(2,404)	—
Conversion of Series A Preferred Stock	1,797	2	(18,755)	(19)	—	—	—	—	—	17	—	—	—	—
Conversion of Series B Preferred Stock	1,078	1	—	—	(11,640)	(12)	—	—	—	11	—	—	—	—
Conversion of Series C Preferred Stock	2,504	2	—	—	—	—	(12,520)	(13)	—	11	—	—	—	—
Redemption of Series B Preferred Stock	—	—	—	—	(11,640)	(11)	—	—	—	(11,629)	—	—	—	(11,640)
Warrant modification charges	—	—	—	—	—	—	—	—	—	—	2,491	—	(2,491)	—
Subordinated debt warrants	—	—	—	—	—	—	—	—	—	—	722	—	—	722
Warrant expiration	—	—	—	—	—	—	—	—	—	44	(44)	—	—	—
Preferred stock dividends	—	—	—	—	—	—	—	—	—	—	—	—	(2,003)	(2,003)
Comprehensive income (loss)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(12,893)	(12,893)
Foreign currency translation adjustment, net	—	—	—	—	—	—	—	—	—	—	—	50	—	50

Total comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,843)

Balance, December 31, 2010	19,021	$19	—	—	—	—	—	—	—	220,125	6,966	50	(113,723)	113,437

See accompanying notes

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2008	2009	2010
Operating activities
Net loss	$(19,346)	$(11,824)	$(12,893)
Less: Loss from discontinued operations	(5,738)	(3,650)	—

Loss from continuing operations	(13,608)	(8,174)	(12,893)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	3,618	4,205	4,759
Stock-based compensation expense	259	298	685
Non-cash interest expense	26	696	1,162
Bad debt expense	139	153	67
Other	120	15	(10)
Changes in operating assets and liabilities:
Accounts receivable	(1,943)	1,164	(1,891)
Inventories	(1,277)	969	(1,202)
Prepaid expenses and other assets	(93)	(782)	(518)
Accounts payable	1,140	198	1,539
Accrued expenses and other liabilities	(213)	(714)	431

Net cash used in operating activities	(11,832)	(1,972)	(7,871)
Investing activities
Purchases of property and equipment	(8,331)	(1,589)	(4,938)
Purchases of bottles, net of disposals	(1,089)	(835)	(1,480)
Proceeds from the sale of property and equipment	24	22	—
Acquisition of Refill Business	—	—	(74,474)
Additions to and acquisitions of intangible assets	(232)	(48)	(75)

Net cash used in investing activities	(9,628)	(2,450)	(80,967)
Financing activities
Net borrowings from (payments on) revolving line of credit	7,004	(6,580)	489
Issuance of long term debt	—	20,350	33,668
Long term debt payments	—	—	(31,668)
Note payable and capital lease payments	(13)	(5,353)	(8)
Debt issuance costs	(134)	(636)	(1,453)
Net change in book overdraft	266	(147)	—
Proceeds from sale of common stock, net of issuance costs	—	—	104,194
Prepaid equity issuance costs	—	(105)	—
Proceeds from exercise of stock options	13	2	65
Redemption of preferred stock	—	—	(11,640)
Net proceeds from issuance of preferred stock	19,552	—	—
Dividends paid	(2,327)	(1,257)	(4,370)

Net cash provided by financing activities	24,361	6,274	89,277

Net increase in cash from continuing operations	2,901	1,852	439
Cash, beginning of period	5,776	516	—
Effect of exchange rate changes on cash	—	—	4
Cash used in discontinued operations from:
Operating Activities	(6,764)	(1,514)	—
Investing Activities	(1,194)	(41)	—
Financing Activities	(203)	(813)	—

Cash used in discontinued operations	(8,161)	(2,368)	—

Cash, end of period	$516	$—	$443

See accompanying notes

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share amounts)

1. Description of Business and Significant Accounting Policies

Business

Primo Water Corporation (together with its consolidated subsidiaries, “Primo”, “we”, “our”, the “Company”) is a rapidly growing provider of three- and five-gallon purified bottled water, self-serve filtered drinking water and water dispensers sold through major retailers in the United States and Canada.

Initial Public Offering and Acquisition

On November 10, 2010, we completed the initial public offering of 8,333 shares of our common stock at a price of $12.00 per share. In addition on November 18, 2010, the Company issued an additional 1,250 shares upon the exercise of the over-allotment option by the underwriters of its IPO. The net proceeds of the IPO after deducting underwriting discounts and commissions were approximately $106,900.

On November 10, 2010, we acquired certain assets of Culligan Store Solutions, LLC and Culligan of Canada, Ltd. (the “Refill Business” or “Refill Acquisition”) pursuant to an Asset Purchase Agreement dated June 1, 2010 (the “Asset Purchase Agreement”). The total purchase price for the Refill Business was approximately $109,095 (including the working capital adjustment), which was paid with $74,474 in proceeds from the IPO and $34,621 from the issuance of approximately 2,588 common shares at an average price of $13.38 per share on November 10, 2010.

In addition to the acquisition of the Refill Business, we used the proceeds of our IPO along with $15,000 in borrowings under our new senior revolving credit facility to: (i) repay the outstanding borrowings under our prior senior loan agreement of approximately $7,900; (ii) repay subordinated debt and accrued interest of approximately $18,700; (iii) redeem 50% of the outstanding Series B preferred stock along with all unpaid and accrued dividends totaling approximately $15,800; and (iv) to pay fees and expenses of approximately $5,000 in connection with all of the foregoing items.

Principles of Consolidation

Our consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts and transactions have been eliminated in consolidation. Our consolidated statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

Use of Estimates

The preparation of our financial statements in conformity with GAAP requires us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used to determine certain amounts that affect the financial statements are reasonable, based on information available at the time they are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements may be affected. Some of the more significant estimates include allowances for doubtful accounts, valuation of inventories, depreciation, valuation of intangible assets, valuation of deferred taxes and allowance for sales returns.

Revenue Recognition

Revenue is recognized for the sale of three- and five-gallon purified bottled water upon either the delivery of inventory to the retail store or the purchase by the consumer. Revenue is either recognized as an exchange transaction (where a discount is provided on the purchase of a three- or five-gallon bottle of purified water for the return of an empty three- or five-gallon bottle) or a non-exchange transaction. Revenues on exchange transactions are recognized net of the exchange discount. Self-serve filtered water revenue is recognized at the time the water is filtered which is measured by the water dispensing equipment meter.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

Our water dispensers are sold primarily through a direct-import model, where we recognize revenue when title is transferred to our retail customers. We have no contractual obligation to accept returns of water dispensers nor do we guarantee water dispenser sales. However, we will at times accept returns or issue credits for water dispensers that have manufacturer defects or that were damaged in transit. Revenues of water dispensers are recognized net of an estimated allowance for returns using an average return rate based upon historical experience.

In addition, we offer certain incentives such as coupons and rebates that are netted against and reduce net sales in the consolidated statements of operations. With the purchase of certain of our water dispensers we include a coupon for a free three- or five-gallon bottle of water. No revenue is recognized with respect to the redemption of the coupon for a free three-and five-gallon bottle of water and the estimated cost of the three- and five-gallon bottle of water is included in cost of sales.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents.

Accounts Receivable

All trade accounts receivable are due from customers located within the United States and Canada. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable, net includes allowances for doubtful accounts of approximately $112 and $244 at December 31, 2009 and 2010, respectively. The allowance for doubtful accounts is based on a review of specifically identified accounts in addition to an overall aging analysis. Judgments are made with respect to the collectability of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates.

	Beginning Balance	Amounts Charged to Revenues, Costs or Expense	Amounts Charged to Other Accounts(a)	Deductions	Ending Balance

December 31, 2008	$304	139	—	(18)	$425

December 31, 2009	$425	166	—	(479)	$112

December 31, 2010	$112	67	174	(109)	$244

(a)	Includes adjustments related to our acquisition of the Refill Business.

Prepaid and other current assets

Prepaid and other current assets consist primarily of amounts due from one of our international water dispenser manufacturers. The amounts due are related to costs and charges for returns on defective water dispensers that the manufacturer guaranteed under the terms our agreement.

Inventories

Our inventories consist primarily of finished goods and are valued at the lower of cost or realizable value, with cost determined using the first-in, first-out (FIFO) method. Miscellaneous selling supplies such as labels are expensed when incurred.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

Bottles

Bottles consist of three- and five- gallon refillable polycarbonate bottles used in our exchange business and are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of three years.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. For internally developed software, certain costs during the application development stage and related to upgrades and enhancements that provide additional functionality are capitalized and amortized over the estimated useful life of the software. The vending equipment is depreciated using an estimated salvage value of 25%. Depreciation and amortization is generally calculated using straight-line methods over estimated useful lives that range from two to 10 years.

The Company incurs maintenance costs on its major equipment. Maintenance, repair and minor refurbishment costs are charged to expense as incurred, while additions, renewals, and improvements are capitalized.

Goodwill and Intangible Assets

We classify intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. We determine the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company’s long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, primarily on a straight-line basis, over their useful lives.

We test intangible assets determined to have indefinite useful lives, including trademarks and goodwill, for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired. Our Company performs these annual impairment reviews as of the first day of our fourth quarter. The goodwill impairment test consists of a two-step process, if necessary. The first step involves a comparison of the fair value of a reporting unit to its carrying value. The fair value is estimated based on a number of factors including operating results, business plans and future cash flows. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process is performed which compares the implied value of the reporting unit goodwill with the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. No impairment charge was considered necessary at December 31, 2010. For indefinite-lived intangible assets, other than goodwill, if the carrying amount exceeds the fair value, an impairment charge is recognized in an amount equal to that excess.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset at the date it is tested for recoverability, whether in use or under development. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. We recorded an impairment charge in 2008 of $98 reflected in selling, general and administrative expenses in the statement of operations, related to display racks no longer in use and to be disposed.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

Fair Value Measurements

Effective January 1, 2008, we adopted Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. The adoption of ASC 820 did not have a material impact on the Company’s consolidated financial condition or results of operations.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also describes three levels of inputs that may be used to measure fair value:

•	Level 1 — quoted prices in active markets for identical assets and liabilities.

•	Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities.

•	Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The following is a reconciliation of the common stock warrants, which were measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs):

Balance at January 1, 2009	$—
Initial Fair Value	600

Balance at December 31, 2009	600
Total (gains) losses recognized	(14)
Initial Fair Value	137
Fair Value transferred to stockholders’ equity	(723)

Balance at December 31, 2010	$—

The fair value of the warrants was initially included in other long-term liabilities in the consolidated balance sheet based upon estimated fair value as adjusted periodically until such time that the exercise price became fixed at the IPO date, at which time the then fair value was reclassified as a component of stockholders’ equity (deficit). In connection with our IPO the exercise price per share of the warrants was fixed at $9.60, or 80% of the IPO price per share of our common stock.

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of long-term debt, capital leases and notes payable approximates fair value.

Advertising Costs

Costs incurred for producing and distributing advertising and advertising materials are expensed when incurred. Advertising costs totaled approximately $717, $270 and $296 for 2008, 2009 and 2010, respectively, and are included in selling, general, and administrative expenses.

Beneficial Conversion Charges

Our Series C Preferred Stock (“Series C”) was convertible into common stock and was issued with an adjustable conversion feature, which was based upon consolidated revenue for the year ending December 31, 2008 with a conversion price ranging from $13.04 to $25.04 per common equivalent share. A beneficial conversion charge is

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

measured as the difference between the initial price of $25.04 per share and the conversion price at December 31, 2008 of $13.04 per share. At December 31, 2008 we recorded a beneficial conversion charge (also referred to as a deemed dividend) of approximately $17,500 related to the adjustment in the conversion price of the Series C convertible preferred stock, based upon consolidated revenues for the year ending December 31, 2008. The beneficial conversion charge for equity instruments is recorded to additional paid in capital with no effect on total stockholders’ equity or the consolidated statement of operations.

In 2010, the conversion ratio of Series C was amended thus creating a contingent beneficial conversion that was measured and recorded at the time the contingency was removed, or at the time the IPO price per share was known and less than $13.04 per share. With the IPO per share price of $12.00, the Company recorded a beneficial conversion charge related to the Series C of $2,404. The charge was recorded to additional paid in capital with no effect on total stockholders’ equity or the consolidated statement of operations.

In 2010, our Series B Preferred Stock (“Series B”) was amended to provide for the mandatory conversion of at least 50% of Series B into common stock at a conversion ratio calculated by dividing the liquidation preference of Series B by 90% of the greater of the IPO price and $10.44. This amendment also created a contingent beneficial conversion that was measured at the time of the IPO. The Company recorded a beneficial conversion charge related to the Series B of $2,933. The charge was recorded to additional paid in capital with no effect on total stockholders’ equity or the consolidated statement of operations.

Concentrations of Risk

Our principal financial instruments subject to potential concentration of credit risk are cash and cash equivalents, trade receivables, accounts payable and accrued expenses. We invest our funds in a highly rated institution and believe the financial risks associated with cash and cash equivalents are minimal. At December 31, 2009 and 2010, approximately $0 and $441, respectively, of our cash on deposit exceeded the insured limits.

We perform ongoing credit evaluations of our customers’ financial condition and maintain allowances for doubtful accounts that we believe are sufficient to provide for losses that may be sustained on realization of accounts receivable. We had two customers that accounted for approximately 42% and 21% in 2008; three customers that accounted for approximately 33%, 19% and 15% of sales in 2009; and two customers that accounted for approximately 37% and 21% of sales in 2010. We had one customer with a balance that accounted for approximately 21% of total trade receivables at December 31, 2009 and two customers that accounted for approximately 35% and 12% of total trade receivables at December 31, 2010.

Basic and Diluted Net loss Per Share

Net loss per share has been computed using the weighted average number of shares of common stock outstanding during each period. Diluted amounts per share include the dilutive impact, if any, of the Company’s outstanding potential common shares, such as options and warrants and convertible preferred stock. Potential common shares that are anti-dilutive are excluded from the calculation of diluted net loss per common share.

For the years ended December 31, 2008, 2009 and 2010, stock options, unvested shares of restricted stock and warrants with respect to an aggregate of 142, 139 and 430 shares, as well as 3,626, 4,101 and 3,700 shares of convertible preferred stock, have been excluded from the computation of the number of shares used in the diluted earnings per share, respectively. These shares have been excluded because the Company incurred a net loss for each of these periods and their inclusion would be anti-dilutive.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

Income Taxes

We account for income taxes using the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that utilization is not presently more likely than not.

As required by ASC 740-10, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Cumulative Translation Adjustment and Foreign Currency Transactions

The local currency of our operation in Canada is considered to be the functional currency. Assets and liabilities of the Canada subsidiary are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rate prevailing throughout the period. The effects of unrealized exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as the cumulative translation adjustment included in accumulated other comprehensive income (loss) in members’ equity. Realized gains and losses on foreign currency transactions are included in the statement of operations.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-28 — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This update provides amendments to ASC Topic 350 — Intangibles, Goodwill and Other that requires an entity to perform Step 2 impairment test even if a reporting unit has zero or negative carrying amount. The first step is to identify potential impairments by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds the estimated fair value, a second step is performed to measure the amount of impairment, if any. The second step is to determine the implied fair value of the reporting unit’s goodwill, measured in the same manner as goodwill is recognized in a business combination, and compare that amount with the carrying amount of the goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. ASU No. 2010-28 is effective beginning January 1, 2011. As a result of this standard, goodwill impairments may be reported sooner than under current practice. We do not expect ASU No. 2010-28 to have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, which contains updated accounting guidance to clarify the acquisition date that should be used for reporting pro forma financial information when comparative financial statements are issued. This update requires that a company should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This update also requires disclosure of the nature and amount of material, nonrecurring pro forma adjustments. The provisions of this update, which are to be applied prospectively, are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The impact of this update on the Company’s consolidated financial statements will depend on the size and nature of future business combinations.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

2. Bottles

Bottles are summarized as follows at December 31:

	2009	2010
Cost	$2,637	$3,225
Less accumulated depreciation	(640)	(720)

	$1,997	$2,505

Depreciation expense for bottles was approximately $853, $907 and $971 in 2008, 2009 and 2010, respectively.

3. Property and Equipment

Property and equipment is summarized as follows at December 31:

	2009	2010
Leasehold improvements	$72	$75
Machinery and equipment	3,640	4,526
Vending equipment	—	19,169
Racks and display panels	12,389	15,816
Office furniture and equipment	218	225
Software and computer equipment	2,770	3,076
Transportation racks	4,039	4,170

	23,128	47,057
Less accumulated depreciation and amortization	(8,807)	(12,167)

	$14,321	$34,890

Depreciation expense for property and equipment was approximately $2,223, $2,897 and $3,371 in 2008, 2009 and 2010, respectively.

4. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill as summarized as follows:

Balance at December 31, 2009	$—
Acquisition of Refill Business	77,382
Effect of foreign currency translation	33

Balance at December 31, 2010	$77,415

Goodwill relates to the acquisition of the Refill Business and represents the excess of acquisition cost over the fair value of net assets acquired.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

Intangible assets are summarized as follows:

	December 31, 2009		December 31, 2010
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Amortized intangible assets:
Customer relationships	$2,985	$(2,089)	$13,289	$(2,484)
Patent costs	71	(36)	121	(58)

	3,056	(2,125)	13,410	(2,542)
Unamortized intangible assets:
Trademarks	146	—	171	—

Total	$3,202	$(2,125)	$13,581	$(2,542)

Intangible assets consist of customer relationships, patents, and trademarks. Patent costs are amortized using a straight-line basis over estimated lives of three years, while customer relationships are amortized on an either an accelerated or straight-line basis over an estimated useful life ranging from 10 to 15 years. In 2010, we acquired customer relationships related to the Refill Business totaling $10,300 that have a useful life of 15 years.

Amortization expense for intangible assets was approximately $542, $401 and $417, respectively, in 2008, 2009 and 2010, respectively. Amortization expense related to intangible assets, which is an estimate for each future year and subject to change, is as follows:

2011	$910
2012	859
2013	807
2014	764
2015	743
2016 and thereafter	6,785

Total	$10,868

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

5. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities are summarized as follows:

	December 31, 2009	December 31, 2010
Dividends payable	$2,367	$—
Accrued payroll and related items	184	968
Accrued severance	—	370
Accrued professional and other expenses	580	829
Accrued interest	107	6
Accrued sales tax payable	534	173
Accrued advertising	—	—
Accrued receipts not invoiced	182	207
Other	190	370

	$4,144	$2,923

6. Long-Term Debt, Capital Leases and Notes

Long-term debt, capital leases and notes payable are summarized as follows at December 31:

	December 31, 2009	December 31, 2010
Senior revolving credit facility	$—	$17,912
Senior loan agreement	423	—
Subordinated convertible notes payable, net of original issue discount	14,400	—
Notes payable and capital leases	6	44

	14,829	17,956
Less current portion	(426)	(11)

Long-term debt, notes payable and capital leases, net of current portion	$14,403	$17,945

On November 10, 2010, we closed our IPO and entered into a $40,000 senior revolving credit facility with Wells Fargo Bank, National Association, Bank of America, N.A. and Branch Banking & Trust Company (“Senior Revolving Credit Facility”) that replaced our Senior Loan Agreement (as defined below). The Senior Revolving Credit Facility has a three-year term and is secured by substantially all of the assets of the Company.

Interest on the outstanding borrowings under the Senior Revolving Credit Facility is payable at our option at either a floating base rate plus an interest rate spread or a floating rate of LIBOR plus an interest rate spread. Both the interest rate spreads and the commitment fee rate are determined from a pricing grid based on our total leverage ratio. The Senior Revolving Credit Facility also provides for letters of credit issued to our vendors, which reduce the amount available for cash borrowings. We are required to pay a commitment fee on the unused amounts of the commitments under the Senior Revolving Credit Facility. At December 31, 2010, the base rate and floating LIBOR borrowings outstanding were $2,912 and $15,000, respectively, at interest rates of 5.25% and 3.27%, respectively. At December 31, 2010, there were no outstanding letters of credit under the Senior Revolving Credit Facility. The availability under the Senior Revolving Credit Facility was approximately $10,000, based upon the maximum leverage ratio allowed at December 31, 2010.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

The Senior Revolving Credit Facility contains various restrictive covenants and the following financial covenants: (i) a maximum total leverage ratio that is initially set at 3.5 to 1.0 and step downs to 2.5 to 1.0 for the quarter ending December 31, 2011; (ii) a minimum EBITDA threshold initially set at $6,500 for the quarter ended December 31, 2010 and increasing for the two quarters thereafter; (iii) a minimum interest coverage ratio of 3.0 to 1.0 beginning with the quarter ended September 30, 2011; and (iv) a maximum amount of capital expenditures of $6.0 million for the period from closing to December 31, 2010 and increasing to $25.0 million for the year ending December 31, 2011. At December 31, 2010, the Company is in compliance with all the terms and conditions of the Senior Revolving Credit Facility.

In June 2005, we entered into a Loan and Security Agreement that was amended in April 2006, April 2007, June 2008, January 2009, December 2009 and June 2010 (the “Senior Loan Agreement”) pursuant to which the bank originally provided a $25,000 revolving loan commitment (the “Revolver”). In June 2008, the Revolver commitment was reduced to $20,000 and it was subsequently reduced further to $10,000 in January 2009. The Revolver was subject to certain borrowing base restrictions based on eligible accounts receivable, eligible inventory less reserves, and the aggregate face amount of undrawn trade letters of credit of which the Company is the beneficiary. The Revolver also provided for letters of credit issued to our vendors, which reduced the amount available for cash borrowings. The Seventh Amendment to the Senior Loan Agreement extended the term of the agreement to January 30, 2011, allowed for up to a $3,000 over-advance, which was guaranteed by our CEO, and amended the agreement’s financial covenants. At December 31, 2009, there were outstanding letters of credit under the Revolver totaling approximately $371.

Interest on the outstanding borrowings under the Revolver was payable quarterly at the option of the Company at (i) the LIBOR Market Index Rate (“LMIR”) plus the applicable margin or (ii) the greater of (a) the federal funds rate plus .50% or (b) the bank’s prime rate plus in either case the applicable margin. At December 31, 2009, the interest rate on the outstanding balance on the Revolver was based on the bank’s prime rate plus 2.50% (5.75% at December 31, 2009).

In December 2009 and September 2010, we issued Subordinated Convertible Promissory Notes (“Notes”) that had a total face value of $15,000 and $3,418, respectively, and were subordinated to borrowings under the Senior Loan Agreement. The September 2010 Notes related to borrowings outstanding at September 30, 2010 were closed in October 2010. The Notes paid quarterly interest at 14% and were paid in full in November 2010 using the proceeds from our IPO and closing of the Senior Revolving Credit Facility.

The Notes were accompanied by detachable warrants with a value at issuance equal to 4% of the face amount of the corresponding Notes. The total number of shares of common stock issuable under the warrants is 131. The initial fair value of the warrants was $737, of which $137 is attributable to the Notes issued in the third quarter of 2010, and resulted in an original issue discount on the Notes that was amortized into interest expense over the term of the Notes with the unamortized balance being expensed when the Notes were paid in full in November 2010. The fair value of the warrants was initially included in other long-term liabilities in the consolidated balance sheet based upon estimated fair value as adjusted periodically until such time that the exercise price became fixed at the IPO date, at which time the then fair value was reclassified as a component of stockholders’ equity (deficit). In connection with our IPO the exercise price per share of the warrants was fixed at $9.60, or 80% of the initial public offering price per share of our common stock.

In January 2009, we entered into a Loan and Security Agreement with our primary bank that was subordinated to the Senior Loan Agreement (the “Prior Subordinated Loan Agreement”), pursuant to which a $10,000 term loan was provided (the “Prior Subordinated Loan”). The bank acted as syndication agent and provided $4,100 of the facility. Twelve existing investors in the Company (including our CEO and CFO) funded the $5,900 balance of the facility. The proceeds of the Prior Subordinated Loan Agreement were used to repay the then outstanding balance on the Revolver and for working capital purposes. Interest on the Prior Subordinated Loan was at the bank’s prime

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

rate plus 10.0%, payable monthly. The Prior Subordinated Loan had an original maturity of January 6, 2010; however, the balance was paid in full in December 2009. In connection with the Prior Subordinated Loan the Company paid fees totaling approximately $575, which were deferred and amortized as a component of interest expense.

In June 2010, we entered into two notes for the purchase of delivery vehicles in our Company operations totaling $46. The notes bear interest at 4.90% and are payable in 60 monthly installments of approximately $0.9.

The aggregate future maturities of long-term debt, capital leases and notes payable as of December 31, 2010 are as follows:

2011	$11
2012	9
2013	17,921
2014	10
2015	5

17,956
Less: amounts representing interest	—

$17,956

7. Stockholders’ Equity

The Board of Directors and stockholders approved the Fifth Amended and Restated Certificate of Incorporation (“Revised Charter”) that effected a 1-for-10.435 reverse stock split of all the outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of preferred stock and provides that the authorized capital stock consists of (1) 70,000 shares of common stock, $0.001 par value per share and (2) 65,000 shares of preferred stock, $0.001 par value per share. Accordingly, all common share and per common share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

The Revised Charter became effective in connection with the closing of our IPO. The Revised Charter resulted in the following in connection with the IPO: (i) the mandatory conversion of the Series A preferred stock (“Series A”) into common stock at a conversion ratio of approximately 1:0.0960, (ii) the mandatory conversion of the Series C preferred stock (“Series C”) into shares of common stock at a conversion ratio of approximately 1:0.2000 based upon the IPO price per share of $12.00, (iii) the mandatory conversion of at least 50% of the Series B preferred stock (“Series B”) into common stock at a conversion ratio of approximately 1:0.0926, calculated by dividing the liquidation preference of the Series B by 90% of IPO price of $12.00, (iv) the repurchase of the balance of the outstanding shares of the Series B within 30 days following the IPO for $1.00 per share, and (v) payment of accrued and unpaid dividends on the Series B within 30 days following the IPO.

Preferred Stock

Upon closing of our IPO 18,755 shares of the Series A were converted into shares of common stock at a conversion ratio of approximately 1:0.0960.

Upon the closing of the IPO, 50% of the then outstanding 23,280 shares of the Series B were converted into common stock at a conversion ratio of approximately 1:0.0926, calculated by dividing the liquidation preference of the Series B by 90% of IPO price of $12.00, with the remaining 50% of the Series B being repurchased for $1.00 per

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

share. The conversion of the Series B at 90% of the IPO price created a beneficial conversion charge of approximately $2,900 at the time of the IPO. The beneficial conversion charge or deemed dividend was recorded to additional paid in capital with no effect on total stockholders’ equity, but increased the net loss attributable to common stockholders in the fourth quarter of 2010.

In December 2009, all payment of dividends on the Series B was suspended and in January 2010 the dividends began to accrue at 10%. Series B dividends paid during the years ended December 31, 2009 and 2010, were $1,257 and $4,370, respectively. At December 31, 2009, the accrued and unpaid dividends were $2,367. Upon the closing of the IPO all accrued and unpaid dividends were paid.

Upon the closing of the IPO the then outstanding 12,520 shares of the Series C were converted into shares of common stock at a conversion ratio of approximately 1:0.2000 based upon the IPO price per share of $12.00. With the Revised Charter the conversion ratio for the Series C was adjusted from the original amount based upon $13.04 per share to an amount based upon the greater of $10.44 or the IPO price. This adjustment created a contingent beneficial conversion upon the closing of our IPO and conversion of the Series C. The beneficial conversion charge related to the conversion of the Series C preferred stock at the IPO price of $12.00 per share was approximately $2,400. The beneficial conversion charge or deemed dividend was recorded to additional paid in capital with no effect on total stockholders’ equity, but increased the net loss attributable to common stockholders in the fourth quarter of 2010.

In connection with the amendments to the Revised Charter, we also modified the terms of common stock warrants for the aggregate purchase of 716 shares of common stock, originally issued to the purchasers of the Series B and Series C, to remove a provision that accelerated the termination of the warrants’ exercise period upon the consummation of an IPO. The warrants will now expire on the date such warrants would have otherwise expired absent the IPO. At the time of the modification, a charge of approximately $2,300, the change in the estimated fair value immediately before and after the modification, as determined using the Black-Scholes pricing model, was recorded to accumulated deficit with no effect on total stockholders’ equity, but increased the net loss attributable to common stockholders for 2010.

In addition, in October 2010, we reduced the exercise price of the warrants issued to the holders of the Series C from $20.66 to $13.04. At the time of the modification a charge of approximately $175 was recorded to additional paid in capital with no effect on total stockholders’ equity, but increased the net loss attributable to common stockholders in the fourth quarter of 2010.

8. Stock-Based Compensation

2004 Stock Plan

In 2004, our Board of Directors adopted the Primo Water Corporation 2004 Stock Plan (the “2004 Plan”) for employees, including officers, non-employee directors and non-employee consultants. The Plan provides for the issue of incentive or nonqualified stock options and restricted common stock. The Company has reserved 431 shares of common stock for issuance under the Plan. The Company does not intend to issue any additional awards under the 2004 Plan; however, all outstanding awards will remain in effect and will continue to be governed by their existing terms.

2010 Omnibus Long-Term Incentive Plan

In April 2010, our stockholders adopted the 2010 Omnibus Long-Term Incentive Plan (the “2010 Plan”). The 2010 Plan is limited to employees, officers, non-employee directors, consultants and advisors. The 2010 Plan provides for the issuance of incentive or nonqualified stock options, restricted stock, stock appreciation rights, restricted stock units, cash- or stock-based performance awards and other stock-based awards. The Company has reserved 719 shares of common stock for issuance under the 2010 Plan.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

Stock Option Activity

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The weighted-average fair value per share of the options granted during 2008, 2009 and 2010 was $8.66, $5.11, and $6.16, respectively. The following assumptions were used in arriving at the fair value of options granted:

	2008	2009	2010
Expected life of options in years	5.9	5.5	6.3
Risk-free interest rate	3.2%	2.0%	2.8%
Expected volatility	39.0%	39.0%	45.5%
Dividend yield	0.0%	0.0%	0.0%

The risk free interest rate is based on the U.S. Treasury rate for the expected life of the options at the time of grant. As a newly-public entity, historic volatility is not available for our shares. As a result, we estimated volatility based on a peer group of companies, which collectively provide a reasonable basis for estimating volatility. We intend to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until sufficient information regarding volatility of our share price becomes available or the selected companies are no longer suitable for this purpose. The expected life is based on the estimated average life of the options, and forfeitures are estimated on the date of grant based on certain historical data and management estimates.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

In 2008, 2009 and 2010, compensation expense related to stock options was approximately $215, $298 and $387 and is included in selling, general and administrative expenses from continuing operations, respectively, and approximately $61, $80 and $0 is included in discontinued operations, respectively. A summary of awards under the Plan at December 31, 2008, 2009 and 2010, and changes during the years then ended is presented in the table below:

	Number of Shares	Weighted Average Price per Share	Weighted Average Remaining Contractual Life (Years)	Average Intrinsic Value
Outstanding at December 31, 2007	236	$11.79
Granted	53	20.66
Exercised	(1)	13.04
Forfeited	(17)	18.05

Outstanding at December 31, 2008	271	13.15	7.5	$367

Exercisable at December 31, 2008	160	$10.85	6.7	$349

Available for grant at December 31, 2008	147

Outstanding at December 31, 2008	271	$13.15
Granted	14	13.04
Exercised	—	—
Forfeited	(5)	12.52

Outstanding at December 31, 2009	280	13.15	6.6	$331

Exercisable at December 31, 2009	211	$12.63	6.2	$329

Available for grant at December 31, 2009	138

Outstanding at December 31, 2009	280	$13.15
Granted	31	12.84
Exercised	(6)	11.51
Forfeited	(1)	17.88

Outstanding at December 31, 2010	304	13.14	6.0	$653

Exercisable at December 31, 2010	304	$13.14	6.0	$653

Available for grant at December 31, 2010	712

During 2010, a total of 31 common stock options were granted under the 2004 Plan, all in the first quarter of 2010, at an exercise price of $12.84 per share. The estimated fair value of the common stock on the issuance date was $12.84 per share. The Company obtained a valuation from an unrelated party in December 2009 that determined the fair value of the Company’s common stock to be $12.84 per share.

During 2009, a total of 14 common stock options were granted, all issued on one date during the first quarter, at an exercise price of $13.04 per share. The estimated fair value of the common stock on the issuance date was $13.04 per share. The fair value determination was based in part upon the finalization of the conversion ratio of the Series C Preferred Stock on December 31, 2008. The board of directors also considered the Company’s most recent independent valuation and then current expectations of the Company’s future performance in determining the fair value.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

The total intrinsic value of the options exercised during 2008, 2009 and 2010 was approximately $8, $0 and $8, respectively, with proceeds to the Company of $13, $2 and $65, respectively. In April 2010, the Board of Directors approved the 100% vesting of all unvested stock options awards upon the successful completion of an IPO of the Company’s common stock. The IPO was completed in November 2010 and all unrecognized compensation cost related to the stock option awards that became 100% vested was expensed in the fourth quarter.

Stock options are granted with an exercise price equal to 100% of the fair market value per share of the common stock on the date of grant. The options generally vest over a period of one to four years, based on graded vesting, and expire ten years from the date of grant. The terms and conditions of the awards made under the Plans vary but, in general, are at the discretion of the board of directors or its appointed committee.

Restricted Stock Activity

In 2010, we granted restricted stock awards under the 2004 Plan, all in the first quarter of 2010, that generally cliff-vest annually over a three-year period and we recognized compensation expense of $298 related to these awards, which is included in selling, general, and administrative expenses from continuing operations. In addition, in connection with the guarantee of the $3,000 over-advance line of the Senior Loan Agreement by our CEO, the Company granted a restricted stock award under the 2010 Plan, in the fourth quarter of 2010, which vested in January 2011. The value of the restricted stock was $150 and was expensed in 2010 as part of the issuance cost of the guarantee on the Senior Loan Agreement.

A reconciliation of restricted stock activity and related information is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2009	—	$—
Granted	118	12.75
Vested	—	—
Forfeited	(2)	12.84

Unvested at December 31, 2010	116	$12.75

As of December 31, 2010, there was approximately $897 of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested restricted stock awards. That cost is expected to be recognized over a weighted average period of 2.1 years.

Employee Stock Purchase Plan

In April 2010, our stockholders approved the 2010 Employee Stock Purchase Plan (the “2010 ESPP”) which was effective upon the consummation of the Company’s IPO. The 2010 ESPP provides for the purchase of common stock and is generally available to all employees. The Company has reserved 24 shares of common stock for issuance under the 2010 ESPP. Effective January 1, 2011, employees were able to participate in the 2010 ESPP.

9. Commitments and Contingencies

Operating Leases

The Company leases office space and vehicles under various lease arrangements. Total rental expense from continuing operations for 2008, 2009 and 2010 was approximately $1,496, $1,101 and $1,288, respectively. The rental expense includes $325 in 2008 paid to PWC Leasing, LLC, which is an entity with common ownership. On June 30, 2008, we purchased the leased assets of PWC Leasing, LLC at the fair value of $3,500 and terminated the related lease agreement. At December 31, 2010, future minimum rental commitments under non-cancelable operating leases are as follows:

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

2011	$705
2012	548
2013	405
2014	231
2015	83
2016 and thereafter	1

Total	$1,973

Sales Tax

We routinely purchase equipment for use in operations from various vendors. These purchases are subject to sales tax depending on the equipment type and local sales tax regulations, however, certain vendors have not assessed the appropriate sales tax. For purchases that are subject to sales tax in which the vendor did not assess the appropriate amount, we accrue an estimate of the sales tax liability we ultimately expect to pay.

Other Contingencies

In the normal course of business the Company may be involved in various claims and legal actions. Management believes that the outcome of such legal actions will not have a significant adverse effect on the Company’s financial position, results of operations or cash flows.

10. Income Taxes

There is no income tax provision (benefit) for federal or state income taxes as the Company has incurred operating losses since inception.

A reconciliation of the statutory U.S. federal tax rate and effective tax rates is as follows:

	2008	2009	2010
Federal statutory taxes	34.0%	34.0%	34.0%
State income taxes, net of federal tax benefit	3.9%	3.9%	4.5%
Foreign taxes less than the domestic rate	0.0%	0.0%	(0.1)%
Permanent differences	(0.2)%	(0.2)%	(0.2)%
Change in valuation allowance	(37.7)%	(37.9)%	(38.2)%
Other	0.0%	0.2%	0.0%

	0.0%	0.0%	0.0%

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

Deferred income taxes are recorded based upon differences between the financial reporting and income tax basis of assets and liabilities. The following deferred income taxes are recorded:

	2009	2010
Deferred tax assets:
Federal net operating loss carryforward	$18,802	$22,590
State loss carryforward	2,314	2,462
Intangible assets	1,325	1,759
Allowance for bad debts	506	662
Stock-based compensation	399	616
Accrued expenses	—	143
Inventory	3	78
Other	93	125

Total gross deferred tax assets	23,442	28,435

Deferred tax liabilities:
Fixed assets	(67)	(305)

Total gross deferred tax liabilities	(67)	(305)

Valuation allowance	(23,375)	(28,130)

Total net deferred liability	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, available taxes in the carryback periods, projected future taxable income, and tax planning strategies in making this assessment. Accordingly, the Company has provided valuation allowances to fully offset the net deferred tax assets at December 31, 2009 and 2010. The $4,476 and $4,755 net increase in the valuation allowance for 2009 and 2010, respectively, primarily reflects the net increase in the federal and state loss carryfoward deferred tax assets.

The Company has approximately $66,441 in federal net operating loss carryforwards that expire between 2025 through 2030 and approximately $54,068 in state loss carryforwards that begin to expire in 2011. Section 382 of the U.S. Internal Revenue Code imposes an annual limitation on the amount of net operating loss carryforwards that might be used to offset taxable income when a corporation has undergone significant changes in stock ownership. The Company believes that an annual limit will be imposed by Section 382, however the Company expects to fully utilize its net operating loss carryforwards during their respective carryforward periods.

There were no unrecognized tax benefits recorded from the January 1, 2007 adoption of ASC 740-10 through the year ended December 31, 2010, and there are no uncertain tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase within the next 12 months.

11. Segments

At December 31, 2010, we had four operating segments and three reportable segments: Primo Bottled Water Exchange (“Exchange”), Primo Refill (“Refill”) and Primo Products (“Products”). With the acquisition of the Refill Business, we manage and view our business as Primo Water (“Water”) related and Products related.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

However in 2011, we began to integrate the Exchange and Refill operations to take advantage of synergies and to eliminate duplicate operations and costs. In integrating the businesses we have changed our internal management and reporting structure such that Exchange and Refill no longer meet the requirements of operating segments on a stand-alone basis. Beginning in 2011, we have two operating segments and two reportable segments: Water and Products. All previous periods have been retrospectively revised to conform to this presentation.

Our Water segment includes our historical business of bottled water exchange services and the Refill Business acquired in November 2010 and the operations of a unit that previously was an operating segment, but did not meet quantitative threshold for reporting purposes.

Our Water segment sales consist of the sale of multi-gallon purified bottled water (exchange services) and our self-serve filtered drinking water vending service (refill services) through retailers in each of the contiguous United States and Canada. Our Water services are offered through point of purchase display racks or self-serve filtered water vending displays and recycling centers that are prominently located at major retailers in space that is often underutilized.

As of December 31, 2010, we offered our Water services at approximately 12,600 combined locations.

Our Products segment sells water dispensers that are designed to dispense Primo and other dispenser-compatible bottled water. Our Products sales are primarily generated through major U.S. retailers. Our water dispensers are sold primarily through a direct-import model, where we recognize revenues for the sale of the water dispensers when title is transferred to our retailer customers. We support retail sell-through with limited domestic inventory. We design, market and arrange for certification and inspection of our products.

We evaluate the financial results of these segments focusing primarily on segment net sales and segment income (loss) from operations before depreciation and amortization (“segment income (loss) from operations”). We utilize segment net sales and segment income (loss) from operations because we believe they provide useful information for effectively allocating our resources between business segments, evaluating the health of our business segments based on metrics that management can actively influence and gauging our investments and our ability to service, incur or pay down debt.

Cost of sales for Water consists of costs for bottling and related packaging materials and distribution costs for our bottled water for our exchange services and servicing and material costs for our refill services. Cost of sales for Products consists of contract manufacturing, freight, duties and warehousing costs of our water dispensers.

Selling, general and administrative expenses for all segments consist primarily of personnel costs for sales, marketing, operations support and customer service, as well as other supporting costs for operating each segment.

Expenses not specifically related to operating segments are shown separately as Corporate. Corporate expenses are comprised mainly of compensation and other related expenses for corporate support, information systems, and human resources and administration. Corporate expenses also include certain professional fees and expenses and compensation of our Board of Directors.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

The following table presents segment information for each of the last three years:

	Years Ended December 31,
	2008	2009	2010
Segment Net Sales
Water	$21,111	$24,249	29,875
Products	13,758	22,824	14,741
Inter-company elimination	(222)	(92)	(9)

Total net revenues	$34,647	$46,981	$44,607

Segment income (loss) from operations
Water	$(1,383)	$3,340	$4,767
Products	(1,447)	(272)	(563)
Intercompany elimination	(13)	9	—
Corporate	(7,077)	(4,789)	(8,922)
Depreciation and amortization	(3,618)	(4,205)	(4,759)

Loss from operations	$(13,538)	$(5,917)	$(9,477)

Depreciation and amortization expense:
Water	$3,210	$3,615	$4,191
Products	69	133	153
Corporate	339	457	415

	$3,618	$4,205	$4,759

Capital expenditures:
Water	$8,412	$2,081	$5,382
Products	336	95	732
Corporate	672	248	304

	$9,420	$2,424	$6,418

Identifiable assets:
Water		$18,286	$131,630
Products		2,655	5,642
Corporate		1,427	2,339

		$22,368	$139,611

12. Refill Acquisition

On November 10, 2010, we acquired certain assets of the Refill Business pursuant to an Asset Purchase Agreement dated June 1, 2010. The Refill Business provided us with an established platform to expand into the self-serve water refill business. The self-serve water refill business is complementary to our exchange business from both a product and operational perspective. The total purchase price for the Refill Business was approximately $109,095 (including the working capital adjustment), which was paid with $74,474 in proceeds from the IPO and $34,621 from the issuance of approximately 2,588 of our common shares valued at $13.38 per share. The Refill Acquisition has been accounted for as a business combination in accordance with the acquisition method.

Assets acquired and liabilities assumed in the business combination are recorded at fair value in accordance with ASC 805 based upon appraisals obtained from an unrelated third party valuation specialist. The purchase price exceeded the fair value of the net assets acquired resulting in goodwill of approximately $77,382. The identifiable intangible assets consist primarily of customer lists and will be amortized over 15 years. Operations of the acquired

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

entity are included in the consolidated statement of operations from the acquisition date. Fees and expenses associated with the acquisition of the Refill Business were approximately $2,101. This amount was included in selling, general and administrative expenses for the year ended December 31, 2010.

The purchase price has been allocated to the assets and liabilities as follows:

Aggregate purchase price:
Cash consideration	$74,474
Common stock issued	34,621

Purchase price	$109,095

Purchase price allocation:
Net assets acquired
Net current assets	$3,728
Property and equipment	19,054
Identifiable intangible assets	10,300
Goodwill	77,382
Liabilities assumed	(1,369)

Aggregate purchase price	$109,095

The amounts of net sales and earnings of the Refill Business included in the Company’s consolidated income statement from the acquisition date to the year ending December 31, 2010, are as follows:

Net Sales	$3,418

Net income from continuing operations	$814

The unaudited pro forma revenue and earnings for the years ended December 31, 2009 and 2010 presented below is based upon the purchase price allocation and does not reflect any anticipated operating efficiencies or cost savings from the integration of the Refill Business into our business. Pro forma adjustments have been made as if the acquisition had occurred as of January 1 of the period presented.

	Year Ended December 31,
	2009	2010
Net Sales	$72,988	$67,053

Net loss from continuing operations	$(1,417)	$(5,048)

Basic and diluted loss per common share:
Net loss attributable to common shareholders	$(0.07)	$(0.27)

Basic and diluted weighted average common shares outstanding	19,003	19,008

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of the Refill Business to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property and equipment and intangible assets had been as of January 1 of the period presented.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

13. Supplemental Cash Flow Information

	Year Ended December 31,
	2008	2009	2010
Cash paid for interest	$69	$1,535	$2,370

Noncash investing and financing activities:
Assets acquired under capital lease or seller notes payable	$8	$—	$46

Accrued capital expenditures	$—	$—	$104

Issuance of common stock in connection with the Refill Acquisition	$—	$—	$34,621

Beneficial Conversion of Series B preferred stock	$—	$—	$2,933

Beneficial Conversion of Series C preferred stock	$—	$—	$2,404

Warrant modification charges	$—	$—	$2,491

Preferred dividends accrued not paid	$—	$1,785	$—

14. Discontinued Operations

In July, 2008, the Company and its Board of Directors made the decision to divest the operations of its subsidiary, Prima Bottled Water, Inc. (“Prima”) formerly Primo To Go, LLC. As a result, the related assets, liabilities and results of the operations of Prima are accounted for as discontinued operations. In December 2009, the Company completed the divesture by distributing the stock in Prima to existing shareholders of the Company. Each shareholder received a number of shares in Prima based upon such shareholder’s proportionate ownership of our Series A, Series C and common stock on an as converted basis as of the date of distribution. This transaction is reflected as a dividend of subsidiary stock in the statement of stockholders’ equity (deficit) in the amount of $2,050, the book value of the net assets of Prima as of the distribution date.

Net sales and operating results classified as discontinued operations were as follows:

	Year Ended December 31,
	2008	2009	2010
Net sales	$1,888	$561	$—
Cost of sales	4,456	428	—

Gross profit	(2,568)	133	—
Selling, general and administrative expenses	2,930	1,313	—
Impairment of assets held for sale	174	2,407	—

Operating loss	(5,672)	(3,587)	—
Interest (expense) income, net	(66)	(63)	—

Loss from discontinued operations, before income taxes	(5,738)	(3,650)	—
Provision for income taxes	—	—	—

Loss from discontinued operations	$(5,738)	$(3,650)	$—

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

15. Employee Retirement Savings Plan

The Company has the Primo Water Corporation 401(k) Plan & Trust retirement plan covering substantially all full-time employees who are at least 21 years of age and who have completed at least two months of service. Plan participants may make before tax elective contributions up to the maximum percentage of compensation and dollar amount allowed under the Internal Revenue Code. Plan participants are 100% vested in their elective contributions at all times and are vested 25% per year of service for four years in the Company’s discretionary contributions. A year of service for vesting purposes is 1,000 hours of service in a Plan year. The Company did not make any matching contributions during 2008 or 2009, as the Company’s matching contributions to the plan were discretionary and determined with respect to each plan year. In 2010, our Board of Directors established a Company match of up to 50% of the employee contributions up to 6% of their salaries, with 50% of the matching amount being contingent upon our achievement of certain specified objectives to be determined by our Board of Directors. Contribution expense for the plan was approximately $31 in 2010.

16. Subsequent Events

On March 8, 2011, the Company and its wholly-owned subsidiary Primo Refill Canada Corporation (“Primo Canada”) entered into an Asset Purchase Agreement with Culligan of Canada, Ltd. (the “Seller”) and Culligan International Company (“Culligan International” and together with the Seller, the “Culligan Parties”), pursuant to which Primo Canada purchased certain of the Seller’s assets related to its bulk water exchange business currently conducted in Canada (the “Canada Bulk Water Exchange Business”). The purchase price for the Canada Bulk Water Exchange Business was approximately $5,391, which consisted of a cash payment of approximately $1,575 and the issuance of 307 shares of the Company’s common stock having a value of approximately $3,816 (based upon a price per share equal to the average of the closing price of the Company’s common stock for the 20 most recent trading days prior to the closing date), and the assumption of certain specified liabilities (the “Canada Bulk Water Transaction”). The Canada Bulk Water Transaction was intended to be effective from an economic standpoint as of December 31, 2010 and, as a result, the cash portion of the purchase price was reduced by approximately $60, which the parties mutually agreed represented a reasonable approximation of the net earnings of the Canada Bulk Water Exchange Business between January 1, 2011 and March 8, 2011. The Canada Bulk Water Exchange Business provides refill and delivery of water in 18-liter containers to commercial retailers in Canada for resale to consumers.

On March 8, 2011, the Company and its wholly-owned subsidiary Primo Products, LLC (“Primo Products”) entered into an Asset Purchase Agreement with Omnifrio Beverage Company, LLC (“Omnifrio”). The Omnifrio Asset Purchase Agreement provides that, upon the terms and subject to the conditions therein, Primo Products will purchase certain of Omnifrio’s intellectual property and other assets (the “Omnifrio Single-Serve Beverage Business”) for a purchase price of up to $13,150, which consists of:

•	a cash payment at closing of $2,000;

•

the issuance at closing of 501 shares of the Company’s common stock having a value of $6,150 (based upon a price per share equal to the average of the closing price of the Company’s common stock for the 20 most recent trading days prior to the date of the Omnifrio Purchase Agreement);

•	a cash payment of $2,000 on the 15-month anniversary of the closing date (subject to the Company’s setoff rights in the Omnifrio Purchase Agreement);

•	up to $3,000 in cash milestone payments; and

•	the assumption of certain specified liabilities relating to the Omnifrio Single-Serve Beverage Business.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

17. Selected Quarterly Financial Information (Unaudited)

The following tables set forth a summary of our quarterly financial information for each of the four quarters ended December 31, 2010 and 2009:

	Quarter Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Net sales	$8,829	$12,173	$10,899	$12,706
Operating costs and expenses:
Cost of sales	6,922	9,750	8,591	8,950
Selling, general and administrative expenses	2,733	2,802	3,263	3,823
Acquisition-related costs	—	278	29	2,184
Depreciation and amortization	995	1,015	1,103	1,646

Total operating costs and expenses	10,650	13,845	12,986	16,603

Loss from operations	(1,821)	(1,672)	(2,087)	(3,897)
Interest expense	(698)	(766)	(936)	(1,031)
Other income, net	(22)	22	33	(18)

Loss from continuing operations before income taxes	(2,541)	(2,416)	(2,990)	(4,946)
Provision for income taxes	—	—	—	—

Loss from continuing operations	(2,541)	(2,416)	(2,990)	(4,946)
Loss from discontinued operations, net of income taxes	—	—	—	—

Net loss	(2,541)	(2,416)	(2,990)	(4,946)
Preferred dividends, beneficial conversion and warrant modification charges	(582)	(582)	(2,896)	(5,771)

Net loss attributable to common shareholders	$(3,123)	$(2,998)	$(5,886)	$(10,717)

Basic and diluted loss per common share:
Loss from continuing operations attributable to common shareholders	$(2.15)	$(2.06)	$(4.04)	$(0.96)
Loss from discontinued operations attributable to common shareholders	—	—	—	—

Net loss attributable to common shareholders	$(2.15)	$(2.06)	$(4.04)	$(0.96)

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except per share amounts)

	Quarter Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Net sales	$9,567	$14,933	$14,595	$7,886
Operating costs and expenses:
Cost of sales	7,652	12,716	12,279	6,124
Selling, general and administrative expenses	2,605	2,436	2,365	2,516
Depreciation and amortization	1,034	1,044	1,063	1,064

Total operating costs and expenses	11,291	16,196	15,707	9,704

Loss from operations	(1,724)	(1,263)	(1,112)	(1,818)
Interest expense	(477)	(560)	(571)	(650)
Other income, net	—	—	—	1

Loss from continuing operations before income taxes	(2,201)	(1,823)	(1,683)	(2,467)

	Quarter Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Provision for income taxes	—	—	—	—

Loss from continuing operations	(2,201)	(1,823)	(1,683)	(2,467)
Loss from discontinued operations, net of income taxes	(486)	129	(380)	(2,913)

Net loss	(2,687)	(1,694)	(2,063)	(5,380)
Preferred dividends, beneficial conversion and warrant modification charges	(761)	(760)	(761)	(760)

Net loss attributable to common shareholders	$(3,448)	$(2,454)	$(2,824)	$(6,140)

Basic and diluted loss per common share:
Loss from continuing operations attributable to common shareholders	$(2.04)	$(1.78)	$(1.68)	$(2.22)
Loss from discontinued operations attributable to common shareholders	(0.33)	0.09	(0.26)	(2.00)

Net loss attributable to common shareholders	$(2.37)	$(1.69)	$(1.94)	$(4.22)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Culligan Holding S.àr.l

Culligan International Company

Culligan of Canada, Ltd.:

We have audited the accompanying combined balance sheets of the Culligan Store Solutions Group (the Group) a business of Culligan Holding S.àr.l as of December 31, 2009 and 2008, and the related combined statements of operations, parent equity and comprehensive income, and cash flows for the years then ended. These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Culligan Store Solutions Group as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois

June 4, 2010

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

COMBINED BALANCE SHEETS

December 31, 2009 and 2008

(in thousands)

	2009	2008
Assets
Current assets:
Accounts receivable, net	$2,885	2,627
Inventory	306	306
Service parts	456	478
Prepaid expenses and other current assets	251	234
Deferred income taxes	325	315

Total current assets	4,223	3,960

Property and equipment, net	8,202	7,932
Other assets:
Goodwill	21,900	21,900
Other intangibles, net	1,795	2,135
Deferred income taxes	703	740
Intercompany receivable from Parent, net	21,558	16,561

Total other assets	45,956	41,336

Total assets	$58,381	53,228

Liabilities and Parent Equity
Current liabilities:
Trade payables	$1,224	1,140
Accrued liabilities	1,030	940
Total current liabilities	2,254	2,080

Long-term liabilities:
Deferred income taxes	1,759	1,636

Total liabilities	4,013	3,716
Parent equity	54,368	49,512

Total liabilities and Parent equity	$58,381	53,228

See accompanying notes to combined financial statements

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

COMBINED STATEMENTS OF OPERATIONS

Years ended December 31, 2009 and 2008

(in thousands)

	2009	2008
Net Sales	$26,017	25,746
Operating costs and expenses:
Cost of sales	13,643	13,635
Selling, general, and administrative expenses	2,877	3,270
Depreciation and amortization	2,488	3,872

Total operating costs and expenses	19,008	20,777
Income before income taxes	7,009	4,969
Income tax expense	2,665	1,837

Net Income	$4,344	3,132

See accompanying notes to combined financial statements

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

COMBINED STATEMENTS OF PARENT EQUITY AND COMPREHENSIVE INCOME

Years ended December 31, 2009 and 2008

(in thousands)

	Parent Equity	Comprehensive Income
Balance December 31, 2007	$47,225
Net income	3,132	$3,132
Foreign currency translation adjustments	(845)	(845)

Comprehensive income		$2,287

Balance December 31, 2008	49,512
Net income	4,344	$4,344
Foreign currency translation adjustments	512	512

Comprehensive income		$4,856

Balance December 31, 2009	$54,368

See accompanying notes to combined financial statements

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

COMBINED STATEMENTS OF CASH FLOWS

Years ended December 31, 2009 and 2008

(in thousands)

	2009	2008
Cash flows from operating activities:
Net income	$4,344	3,132
Adjustments to reconcile net income to net cash provided by operating activities, excluding the effects of acquisitions and divestitures:
Provision for doubtful accounts	(27)	(3)
Depreciation and amortization	2,488	3,872
Deferred income taxes	244	(248)
Changes in operating assets and liabilities:
Accounts receivable	(184)	130
Inventories	4	8
Service parts	22	126
Prepaid expenses and other current assets	(13)	16
Trade payables	71	172
Accrued liabilities	68	7

Net cash provided by operating activities	7,017	7,212

Cash flows from investing activity:
Purchase of property and equipment	(2,101)	(2,405)

Net cash used in investing activity	(2,101)	(2,405)

Cash flows from financing activity:
Transactions with Parent, net	(4,916)	(4,807)

Net cash used in financing activity	(4,916)	(4,807)

Net decrease in cash	—	—

Cash at beginning of year	—	—
Cash at end of year	$—	—

See accompanying notes to combined financial statements

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(amounts in thousands)

1. The Group and a Summary of Significant Accounting Policies

(a) Business

Culligan Store Solutions Group (the Group) is primarily engaged in the business of providing (a) vended water machines, owned by the Group, to filter and dispense drinking water to consumers at retail locations, (b) water treatment equipment, owned by the Group, to filter water for the retailer’s use within their store locations, and (c) empty one-, three-, and five-gallon refillable water bottles to the retailer for their sale to consumers to carry the dispensed filtered water. The machines and water treatment equipment are owned by the Group and placed at retail locations for the purpose of providing the filtration of water. At December 31, 2009, the Group had vended water machines at approximately 4,500 retail locations.

The Group is owned by Culligan Store Solutions, LLC (CSS), which is owned by Culligan International Company (CIC), and by Culligan of Canada Ltd. (Culligan of Canada), all of which are wholly owned indirect subsidiaries of Culligan Holding S.àr.l (Culligan Holding) (collectively referred to herein, as the Parent).

(b) Principles of Combination and Basis of Presentation

These combined financial statements include the accounts and results of the Group. During the periods presented, the Group’s operations were components of the Parent. The financial statements have been carved out from the books and records of the Parent and have been prepared by management using the results of operations and basis of assets of the Group. The statements of operations include all items of revenue and income generated by the Group, all items of expense directly incurred by it, and expenses charged or allocated to it by the Parent. The accompanying combined financial statements do not reflect any allocation of general corporate debt or interest expense incurred by the Parent in financing its activities as it is not specifically identifiable to the Group.

(c) Segment Information

The Group operates in a single business segment providing filtration of drinking water to consumers through self-service vending machines, along with empty bottles sold to retailers for resale and filtration systems for in-store use in retail stores.

(d) Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include, but are not limited to: the recoverability of accounts receivable, useful lives of property and equipment, valuation of goodwill, intangible assets, deferred tax assets, fixed assets and repair parts, and the ability to estimate accrued revenues.

(e) Revenue Recognition

Water dispensing machines placed at the retailers are used by retail customers on a self-serve basis. Water treatment equipment is placed at retailer’s location for the retailer to filter water used in its store. Revenue is earned at the time the water is filtered which is measured by the machine or equipment meter. At December 31, 2009, the Group had approximately 4,500 vending machines, making the reading of each machine meter at the end of each reporting period impractical. Consequently, the Group estimates the revenue from the last time each machine meter was read until the end of the reporting period, based on the most current average daily volume of filtered water of each machine. For the years ended December 31, 2009 and 2008, the Group recorded approximately $1,051 and $1,050, respectively, of such estimated revenues, which for both year-ends represents an average of approximately 22 days of use per machine.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2009 and 2008

(amounts in thousands)

The Group recognizes revenue when empty bottles are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Shipping and other transportation costs charged to buyers are recorded in cost of sales.

(f) Accounts Receivable

Accounts receivable consist principally of amounts due from retailers located in the United States and Canada. Accounts receivable are recorded at the invoiced amount and do not bear interest. The Group maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Group’s customers’ financial condition, the amount of receivables in dispute, current receivables aging, and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(g) Inventory

Inventories consist primarily of finished goods, which are empty bottles for sale and are valued at the lower of cost or realizable value, with cost determined using the first-in, first-out (FIFO) method. Miscellaneous selling supplies such as labels are expensed when incurred.

(h) Income Taxes

CSS is a single member limited liability company and wholly owned by CIC, a Delaware Corporation. For U.S. federal income tax purposes, CSS is treated as a division of CIC, which files a consolidated federal income tax return. CIC pays all federal and state income taxes for CSS and the payments have been reflected as intercompany transactions within Parent equity. Culligan of Canada, which includes the Group’s business in Canada, files individual Canadian income tax returns. For purposes of the combined financial statements presented herein, the Group provided for income taxes as if they were separate filing taxable entities.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Beginning with the adoption of the Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, included in FASB Accounting Standards Codification (ASC) Subtopic 740-10, Income Taxes Overall, as of January 1, 2009, the Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of Interpretation No. 48, the Group recognized the effect of income tax positions only if such positions were probable of being sustained.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2009 and 2008

(amounts in thousands)

(i) Foreign Currency Translation

The Group’s operations are in the U.S. and Canada. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars at the current rate of exchange existing at period-end. Revenues, expenses, gains, and losses are translated at average monthly exchange rates. Translation adjustments are included in the combined statements of Parent company equity and comprehensive income and cash flows.

(j) Service Parts

Service parts consist primarily of operating components used to maintain vending machines. Service parts are stated at the lower of cost or market with cost determined using the FIFO method.

(k) Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Machinery and equipment	2 — 6 years
Vending machines	2 — 10 years
Furniture and fixtures	2 — 6 years
Vehicles	2 — 6 years
Information technology	2 — 6 years

Depreciation expense totaled $2,114 and $3,495 for the years ended December 31, 2009 and 2008, respectively.

The Group incurs maintenance costs on its major equipment. Maintenance, repair and minor refurbishment costs are charged to expense as incurred, while additions, renewals, and improvements are capitalized. Upon the sale or retirement of an asset, the related cost and accumulated depreciation are removed from the accounts.

(l) Goodwill and Other Intangible Assets

The Group is a component of a larger reporting unit at the Parent level. Goodwill reflected in these financial statements represents an allocation of the goodwill, recorded by Culligan Holding. The relative fair value approach was used as the basis for the allocation and measured based on the relative fair value of the Group and the portion of the reporting unit to be retained. This allocated amount has been reflected retroactively back to December 31, 2008. Goodwill is not amortized but is instead tested for impairment at the reporting unit level at least annually in accordance with Accounting Standards Codification (ASC) Topic 350, Intangibles — Goodwill and Other (ASC 350). Culligan Holding completed its annual goodwill impairment tests as of December 31, 2009 and 2008 and determined that goodwill was not impaired during these years.

(m) Impairment of Long-Lived Assets

The Group reviews whether events or circumstances of any long-lived assets have occurred that indicate the remaining estimated useful lives of those assets may warrant revision or that the carrying value of those assets may not be recoverable. If events or circumstances indicate that the long-lived assets should be reviewed for possible impairment, the Group uses financial projections to assess whether future cash flows on a nondiscounted basis related to the tested assets are likely to exceed the recorded carrying amount of those assets, to determine whether a

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2009 and 2008

(amounts in thousands)

write-down is appropriate. Should an impairment be identified, a loss would be recorded to the extent that the carrying value of the impaired assets exceeds their fair value as determined by valuation techniques appropriate in the circumstance, which could include the use of similar projections on a discounted basis. No such events or circumstances were identified during the years ended December 31, 2009 and 2008.

(n) Fair Value of Financial Instruments

Financial instruments consist primarily of accounts receivable, accounts payable, and accrued liabilities. The carrying amounts of such instruments are considered to be representative of their respective fair values due to the short-term maturity of the instruments.

(o) Concentrations of Risk

One customer accounted for approximately 65% and 63% of the Group’s revenues in 2009 and 2008 and approximately 57% and 59% of accounts receivable as of December 31, 2009 and 2008, respectively. There is no significant supplier, product line, credit, geographic, or other concentrations that could expose the Group to adverse near term severe financial impacts.

(p) Advertising

Advertising costs are expensed as incurred. Advertising costs were $52 and $42 for the years ended December 31, 2009 and 2008, respectively. Advertising expenses are presented as part of selling, general, and administrative expenses in the accompanying combined statements of operations.

(q) Insurance

The Group participates in insurance programs sponsored by the Parent. The Group retains the risk for U.S. claims arising for general liability (up to $250), automobile (up to $100), and workers’ compensation (up to $500). Coverage for individual claims in excess of these limits is covered by policies purchased from insurance providers by the Parent. There were no claims in excess of the retained risk for 2009 and 2008. The cost of medical insurance for U.S. employees and insurance policies for general liability, automobile, and workers’ compensation is allocated to the Group based upon premium computations.

(r) Stock-Based Compensation

The Group does not have any stock compensation plans. One employee of the Group participates in a stock incentive plan and special bonus plan sponsored by Culligan Ltd. (the ultimate owner of Culligan Holding). The total compensation cost of both plans was $9 and $35 in 2009 and 2008, respectively, and has been reflected in selling, general, and administrative expenses.

(s) Recently Adopted Accounting Standards

The following are summaries of accounting pronouncements that were either recently adopted or may become applicable to the Group’s combined financial statements. It should be noted, effective with the quarter ended September 30, 2009, the Group adopted Financial Accounting Standards Board (FASB) ASC Topic 105, Generally Accepted Accounting Principles (ASC 105). ASC 105 establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. Generally Accepted Accounting Principles (GAAP) recognized by the FASB to be applied to nongovernmental entities and it is not intended to change or alter previously existing U.S. GAAP titles and references to accounting standards that have been updated to reflect ASC references, where applicable.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2009 and 2008

(amounts in thousands)

In February 2008, the FASB issued updated guidance related to fair value measurements, which is included in the Codification in ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), which among other things, partially deferred the effective date of ASC 820 to fiscal years beginning after November 15, 2008 for certain nonfinancial assets and nonfinancial liabilities. In 2008, the Group adopted the provisions of ASC 820 with respect to financial assets and liabilities. The application of the provisions of ASC 820 related to nonfinancial assets and liabilities, effective January 1, 2009, did not have a material impact on the Group’s combined financial statements for the year ended December 31, 2009.

In December 2007, the FASB issued revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets, liabilities assumed, noncontrolling interest, and goodwill acquired in a business combination. This guidance is included in ASC Topic 805, Business Combinations (ASC 805), and ASC 810, Consolidations (ASC 810). ASC 805 and 810 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be recorded as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. ASC 805 will be applied to business combinations occurring after the effective date. ASC 810 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of the Group’s subsidiaries are wholly owned, so the adoption of ASC 810 is not expected to impact its financial position and results of operations. The Group is currently evaluating the impact of adopting ASC 805 on its financial position and results of operations.

(t) Recently Issued Accounting Standards

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 605-25, Revenue Recognition — Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third-party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group expects that the adoption of ASU 2009-13 will not have a material impact on its combined financial statements.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2009 and 2008

(amounts in thousands)

2. Accounts Receivable

The following table details the changes in the allowance for doubtful accounts for 2009 and 2008:

	Balance Beginning of Year	Credits	Deductions	Balance End of Year

December 31, 2008	$223	(3)	(17)	203

December 31, 2009	$203	(27)	(2)	174

3. Property and Equipment

Property and equipment at December 31, 2009 and 2008 consist of the following:

	2009	2008
Machinery and equipment	$60	52
Vending machines	24,111	21,581
Furniture and fixtures	4	4
Vehicles	10	10
Information technology	343	343

Total	24,528	21,990
Less accumulated depreciation and amortization	(16,326)	(14,058)
	$8,202	7,932

4. Goodwill and Other Intangible Assets

The net carrying amount of goodwill and other intangible assets for the years ended December 31, 2009 and 2008 are as follows:

	$,00,000	$,00,000	$,00,000
	Other
	Goodwill	Intangibles, Net	Total
Balance, December 31, 2007	$21,900	2,569	24,469
Acquired during the year	—	—	—
Amortization	—	(377)	(377)
Cumulative translation adjustment	—	(57)	(57)

Balance, December 31, 2008	21,900	2,135	24,035
Acquired during the year	—	—	—
Amortization	—	(374)	(374)
Cumulative translation adjustment	—	34	34

Balance, December 31, 2009	$21,900	1,795	23,695

The net carrying amount of other intangibles at December 31, 2009 and 2008 is comprised of:

	$,00,0000	$,00,0000	$,00,0000
	Other
	Goodwill	Intangibles, Net	Total
Customer relationships	10 years	$1,795	2,135

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2009 and 2008

(amounts in thousands)

On September 30, 2004, Culligan Holding acquired CIC, Culligan of Canada and their then affiliates in a transaction accounted for under the purchase method of accounting. The goodwill and customer relationship intangible assets recorded herein arose from this acquisition. Goodwill was allocated to the Group based on the relative fair value of the Group and the portion of the reporting unit to be retained. The customer relationship intangible assets that arose from the September 30, 2004 acquisition were specifically identified to the Group.

None of the Parent’s trademarks are used exclusively in the Group’s business. At December 31, 2009 and 2008, the gross carrying value of the customer relationships was $3,779 and $3,714, respectively, and the accumulated amortization was $1,984 and $1,579, respectively. Estimated amortization expense, for customer relationships, is $374, $374, $374, $374, and $299 in each of the next five years, respectively, and $0 in 2015 and beyond.

5. Accrued Liabilities

Accrued liabilities at December 31, 2009 and 2008 consist of the following:

	2009	2008
Compensation and benefits	$358	362
Rebates	259	173
Dealer service fees	185	184
Other taxes	90	133
Insurance	73	53
Other	65	35

Total	$1,030	940

6. Income Taxes

The components of income before income taxes for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
U.S.	$6,861	4,604
Canada	148	365

Total	$7,009	4,969

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2009 and 2008

(amounts in thousands)

Income tax expense (benefit) consists of the following:

	Current	Deferred	Total
Year ended December 31, 2009:
U.S. federal	$2,175	111	2,286
State and local	329	5	334
Canada	(83)	128	45

	$2,421	244	2,665

Year ended December 31, 2008:
U.S. federal	$1,810	(300)	1,510
State and local	289	(36)	253
Canada	(14)	88	74

	$2,085	(248)	1,837

Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as a result of the following:

	2009	2008
Computed “expected” tax expense	$2,453	1,739
Increase (decrease) in income taxes resulting from:
Non-U.S. rate differential	(7)	(54)
State and local income taxes, net of federal income tax benefit	224	159
Other	(5)	(7)

	$2665	1,837

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on this review, a valuation allowance on the deferred tax assets has not been recorded as there was no significant negative evidence that such an allowance was required in the foreseeable future. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are presented below:

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2009 and 2008

(amounts in thousands)

	2009	2008
Deferred income tax assets attributable to:
Accounts receivable, principally due to allowance for doubtful accounts	$64	77
Inventories, principally due to reserves and additional costs inventoried for tax purposes	61	51
Property and equipment, principally due to differences in depreciation	703	740
Accrued expenses	326	314

Total gross deferred tax assets	1,154	1,182

Deferred income tax liabilities attributable to:
Property and equipment, principally due to differences in depreciation	1,110	869
Intangibles	775	894

Total gross deferred tax liabilities	1,885	1,763

Net deferred tax liabilities	$(731)	(581)

Deferred tax assets and liabilities are presented as follows in the balance sheets:

	2009	2008
Current assets	$325	315
Noncurrent assets	703	740
Noncurrent liabilities	(1,759)	(1,636)

Net deferred tax liabilities	$(731)	(581)

7. Related-Party Transactions

(a) Cash Management

The Group participates in the cash management systems of the Parent. All cash funding requirements have been met by CIC and all cash received by the Group has either been transferred to CIC (in the United States) or retained by Culligan of Canada (in Canada). All of the Group disbursements are paid through CIC or Culligan of Canada on the Group’s behalf. The Group’s transactions with the Parent reflected on the combined statements of cash flows consist principally of the intercompany receivable from the Parent, net on the accompanying balance sheets.

(b) Expenses Charged by the Parent

The combined statements of operations for the Group include all direct costs of the Group, as well as certain corporate costs directly identified with the Group and allocated to the Group by the Parent. Charges for stop-loss premiums for general liability, automobile, and workers’ compensation insurance are allocated to the Group based upon historical experience. Costs for employee health and dental insurance are based on a predetermined rate, which combines premiums and claims. Expenses allocated by CIC for the years ended December 31, 2009 and 2008 were $654 and $540, respectively, and are reflected in selling, general and administrative expenses in the accompanying statements of operations. In the opinion of management, the costs allocated have been determined on a basis that is believed to be reasonable for a group of businesses operating within the structure of a larger parent company. However, the costs allocated are not necessarily indicative of the level of expenses that might have been incurred by the Group operating as a stand-alone entity. The Parent has not allocated interest expense to the Group.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2009 and 2008

(amounts in thousands)

The Group’s Canadian operations use the services of Culligan of Canada to provide certain administrative functions, such as general accounting, credit and collection, billing, and information technology. These allocated costs are billed to the Group based upon the level of services provided to the Group. Expenses allocated by Culligan of Canada to the Group for the years ended December 31, 2009 and 2008 were $258 and $301, respectively, and are reflected in selling, general and administrative expenses in the accompanying statements of operations.

(c) Services Provided to the Group

The Group uses the services of company owned dealer divisions (COD) of CIC and Culligan of Canada and other third-party providers to install and service its vending machines and equipment at customer locations. The amounts paid to COD for these services are at the same rate as that paid to third-party providers. Services provided by COD for installation, maintenance, and other services for the years ended December 31, 2009 and 2008 were $1,188 and $1,266, respectively, and are included in cost of sales in the accompanying statements of operations.

The Group uses the services of CIC and Culligan of Canada franchisees to install and service its vending machines and equipment at customer locations. The amounts paid to franchisees for these services are at the same rate as that paid to company owned dealers. Services provided by the franchisees for installation and maintenance services for the years ended December 31, 2009 and 2008 were $3,225 and $3,195, respectively, and are included in cost of sales in the accompanying statements of operations.

(d) Purchases from the Parent

The Group purchases equipment and service parts from CIC. Purchases from CIC for the years ended December 31, 2009 and 2008 were $167 and $413, respectively.

(e) Culligan Trademark

The Group uses the Culligan brand name, which is owned by CIC. CIC does not charge the Group for the use of the brand name. Accordingly, there are no expenses related to the use of this trademark in the accompanying statements of operations.

8. Benefit Plans

Substantially all U.S.-based employees are eligible to participate in the Culligan Retirement Savings Plan (the Plan) sponsored by CIC. The Plan is a qualified defined contribution plan, under Internal Revenue Code Section 401(k). Contributions to the Plan during the years ended December 31, 2009 and 2008 were $9 and $35, respectively. CIC temporarily suspended matching contributions in April 2009, due to economic conditions.

9. Commitments and Contingencies

(a) Commitments

The Group leases certain facilities and equipment under various noncancelable long-term and month-to-month leases. These leases typically include renewal options and escalation clauses, and are accounted for as operating leases. Rent expense for the years ended December 31, 2009 and 2008 aggregated was $151 and $157, respectively.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2009 and 2008

(amounts in thousands)

Future minimum rental payments under noncancelable leases at December 31, 2009 are as follows:

Operating
Leases
2010	$138
2011	109
2012	111
2013	113
2014	96
Thereafter	—

$567

(b) Contingencies

The Group encounters various claims and litigation actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Group’s combined financial position, results of operations, or liquidity.

10. Parent Equity

Parent equity at December 31, 2009 and 2008 consists of the following:

	2009	2008
Contributed capital	$36,104	36,104
Combined accumulated earnings	16,702	12,358
Cumulative currency translation adjustment	1,562	1,050
Total	$54,368	49,512

11. Subsequent Event

On June 1, 2010, CSS, CIC and Culligan of Canada entered into an agreement to sell the assets of the Group to Primo Water Corporation (Primo). The purchase price is $105 million, consisting of a cash payment of $60 million and shares of Primo common stock with a value of $45 million, subject to certain working capital adjustments. The cash portion of the purchase price will be increased and the value of the shares of Primo common stock will be decreased by an amount equal to the net cash proceeds Primo receives from any exercise of the underwriters’ over-allotment option in connection with Primo’s initial public offering (the IPO). The closing of the transaction is subject to meeting certain conditions, which include Primo’s successful completion of the IPO.

The Group has performed an evaluation of events that have occurred subsequent to December 31, 2009 and as of June 4, 2010. There have been no subsequent events that occurred during such period, other than disclosed in the paragraph above, that would require disclosure or recognition in the combined financial statements as of or for the year ended December 31, 2009.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following is an itemized statement of expenses of the Company in connection with the issuance and delivery of the securities being registered hereby, other than underwriting discounts and commissions.

SEC registration fee	$8,595
Printing expenses	*
NASDAQ listing fees	*
Trustee fees and expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Miscellaneous	*

Total	$8,595

*	These fees will be dependent on the types of securities offered and number of offerings and, therefore, cannot be estimated at this time.

Item 15.	Indemnification of Directors and Officers.

The Registrant is a corporation organized under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation. The Registrant’s Amended and Restated Bylaws provide that the Registrant will indemnify and advance expenses to its directors and officers (and may choose to indemnify and advance expenses to other employees and other agents) to the fullest extent permitted by law; provided, however, that if the Registrant enters into an indemnification agreement with such directors or officers, such agreement controls.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the director derives an improper personal benefit.

The Registrant’s Sixth Amended and Restated Certificate of Incorporation provides that the Registrant’s directors are not personally liable for breaches of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law.

Section 145(g) of the Delaware General Corporation Law permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. The Registrant’s Amended and Restated Bylaws permit the Registrant to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to the Registrant, regardless of whether the Registrant’s Amended and Restated Bylaws permit indemnification. The Registrant has directors’ and officers’ liability insurance.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnity agreements with each of its directors that require the Registrant to indemnify such persons against various actions including, but not limited to, third-party actions where such director, by reason of his or her corporate status, is a party or is threatened to be made a party to an action, or by reason of anything done or not done by such director in any such capacity. The Registrant intends to indemnify directors against all costs, judgments, penalties, fines, liabilities, amounts paid in settlement by or on behalf such directors and for any expenses actually and reasonably incurred by such directors in connection with such action, if such directors acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. The Registrant also intends to advance to its directors expenses (including attorney’s fees) incurred by such directors in advance of the final disposition of any action after the receipt by the corporation of a statement or statements from directors requesting such payment or payments from time to time, provided that such statement or statements are accompanied by an undertaking, by or on behalf of such directors, to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified against such expenses by the corporation.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification or advancement of expenses, including, among others, provisions about providing notice to the corporation of any action in connection with which a director seeks indemnification or advancement of expenses from the corporation and provisions concerning the determination of entitlement to indemnification or advancement of expenses.

Item 16.	Exhibits.

The exhibits required to be filed as a part of this Registration Statement are listed in the Exhibit Index attached hereto and incorporated herein by reference.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the provisions described under Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i), (ii) and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those subparagraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(8) To supplement the prospectus, after the expiration of the subscription period to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(9) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(10) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on December 29, 2011.

PRIMO WATER CORPORATION

By:	/s/ Billy D. Prim
Name: Billy D. Prim
Title: Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Billy D. Prim and Mark Castaneda and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, severally, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated, in each case on December 29, 2011:

Signature	Title

/s/ Billy D. Prim	Chairman, Chief Executive Officer, President and Director
Billy D. Prim	(Principal Executive Officer)

/s/ Mark Castaneda	Chief Financial Officer
Mark Castaneda	(Principal Financial Officer)

/s/ David J. Mills	Vice President Finance
David J. Mills	(Principal Accounting Officer)

/s/ Richard A. Brenner	Director
Richard A. Brenner

/s/ Jack C. Kilgore	Director
Jack C. Kilgore

/s/ Malcolm McQuilkin	Director
Malcolm McQuilkin

/s/ David L. Warnock	Director
David L. Warnock

EXHIBIT INDEX

Exhibit	Description

1.1	Form of Underwriting Agreement with respect to Common Stock*

1.2	Form of Underwriting Agreement with respect to Preferred Stock*

1.3	Form of Underwriting Agreement with respect to Debt Securities*

1.4	Form of Underwriting Agreement with respect Warrants*

1.5	Form of Underwriting Agreement with respect to Units*

3.1	Sixth Amended and Restated Certificate of Incorporation of Primo Water Corporation (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-173554) filed on May 31, 2011).

3.2	Amended and Restated Bylaws of Primo Water Corporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on November 16, 2010).

4.1	Specimen Certificate representing shares of common stock of Primo Water Corporation (incorporated by reference to Exhibit 4.1 to Amendment No. 5 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-165452) filed on August 11, 2010).

4.2	Form of certificate representing Primo’s preferred stock*

4.3	Form of certificate of designations for preferred stock*

4.4	Form of Indenture relating to the issuance from time to time in one or more series of debentures, notes, bonds or other evidences of indebtedness (filed herewith)

4.5	Form of Senior Debt Security*

4.6	Form of Senior Subordinated Debt Security*

4.7	Form of Subordinated Debt Security*

4.8	Form of Warrant Agreement*

4.9	Form of Warrant Certificate*

4.10	Form of Rights Agreement*

4.11	Form of Rights Certificate*

4.12	Form of Unit Agreement*

4.13	Form of Unit Certificate*

5.1	Opinion of K&L Gates LLP (filed herewith)

12.1	Computation of Ratio of Earnings to Fixed Charges (filed herewith)

23.1	Consent of McGladrey & Pullen, LLP (filed herewith)

Exhibit	Description

23.2	Consent of KPMG LLP (filed herewith)

23.3	Consent of K&L Gates LLP (contained in Exhibit 5 to this Registration Statement and filed herewith)

24.1	Power of Attorney (set forth on the signature page of this Registration Statement)

25.1	Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of 1939, as amended**

*	To be filed, if necessary, with a Current Report on Form 8-K or a Post-Effective Amendment to the registration statement.

**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.